PROSPECTUS

                        MEDI-HUT CO., INC.
                       a Nevada corporation

                 1,850,000 shares of common stock

 -------------------------------
|                               |   We are registering 1,850,000 shares
|        Trading Symbol         |   of our common stock which will be
|                               |   sold by selling stockholders.
|     Nasdaq SmallCap Market    |
|           "MHUT"              |   We will not receive the proceeds from
|                               |   the sale of these common shares
|   Common stock prices as      |   sold by the selling stockholders.
|         reported by           |
|   The Nasdaq Stock Market     |
|     on November 20, 2001:     |
|      $9.98 high bid and       |
|       low asked $9.67         |
|                               |
 -------------------------------

This investment involves a high degree of risk, you should review the "Risk Factors" beginning on page 4.

                        _________________


  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these
securities, or determined if this prospectus is truthful or complete.
    Any representation to the contrary is a criminal offense.
                        _________________


                Prospectus dated December 12, 2001

                        TABLE OF CONTENTS


Prospectus Summary........................................................3
Risk Factors..............................................................4
Use of Proceeds...........................................................5
Market For Common Equity..................................................5
Management's Discussion And Analysis......................................7
Our Business.............................................................12
Property.................................................................16
Legal Proceedings........................................................16
Management...............................................................17
Principal Stockholders...................................................20
Selling Stockholders.....................................................21
Description of Securities................................................24
Plan of Distribution.....................................................24
Interest of Named Experts And Counsel....................................25
Commission's Position on Indemnification For Securities Act Liability....25
Available Information....................................................26
Changes In And Disagreements With Accountants............................26
Index to Financial Statements............................................27

                       PROSPECTUS SUMMARY

                        Medi-Hut Co., Inc.
                       1935 Swarthmore Ave.
                    Lakewood, New Jersey 08701
                          (732) 901-0606

       The Offering. Medi-Hut is registering 1,850,000 common shares to be sold by selling stockholders, who are identified in the "Selling Stockholders" section starting on page 21. We are registering these shares as a result of agreements we have entered into with the selling stockholders. Specifically, in October 2001 we entered into a registration rights agreement with Empire Fund Managers, LLC, which requires Medi-Hut to register 1,200,000 common shares sold to Empire Fund in a private placement. We sold 600,000 units to Empire Fund, with each unit consisting of one common share and a warrant to purchase an additional share. We are registering the 600,000 common shares issued to Empire Fund and the additional 600,000 shares to be issued to Empire Fund upon the future exercise of warrants. We are also registering 275,000 shares pursuant to "piggy back" registration rights we granted to seven selling stockholders in a private placement we conducted during September and October 2001. Finally, we are registering 375,000 common shares held by our management. These transactions and agreements are described in more detail in the "Selling Stockholders - Transactions Related to the Offering," section starting on page 21.

      We will not receive any of the proceeds from the sale of the shares which are being registered for the selling stockholders. These shares will be sold from time to time and at the total discretion of the selling stockholders. See, the "Plan of Distribution" section starting on page 24 for further details about the possible methods of sale which may be used by the selling stockholders. However, we may receive proceeds of approximately $4,050,000 from the exercise of the 600,000 warrants granted to Empire Fund.

  Shares of common stock offered by selling stockholders         1,850,000
  Common stock outstanding after the offering                   14,658,800
  Common stock owned by selling stockholders after the offering  3,231,700

     The Company. We wholesale medical products, name brand drugs and over-the-counter drugs, which are provided to us by third-party suppliers. We private label some of these products, including our "Elite" brand medical products and our "Tru-Choice" over-the-counter drugs. We also manufacture and wholesale our safety syringe which we call the Elite Safety Syringe. We sell our products to other wholesalers who then sell the products to pharmacies and through mail order. Further discussions of our products and operations can be found in the "Business" section starting on page 12.

                           RISK FACTORS

      Potential investors should carefully consider the following risk factors before deciding to buy our common stock. Each investor should also consider the other information in this prospectus. Investing in our common stock involves a high degree of risk and you should not invest in our common stock unless you can afford to lose your entire investment.

RISKS RELATED TO OUR BUSINESS

     We have become profitable in the last two fiscal years, but may be unable to sustain our profitability if we change our operations and/or product prices increase.

We recorded a net income of $235,000 for the 2000 fiscal year and have recorded net income for each subsequent quarter in the 2001 fiscal year. However, prior to the 2000 fiscal year, we had recorded net losses since our inception in 1981. We may be unable to sustain our profitability if third-party suppliers increase the prices we pay for our products or if we experience financial difficulties as we expand our operations to include manufacturing of our safety syringes.

      We may not be able to compete successfully in our market because we have a small market share and are subject to intense competition.

We estimate that we have less than a 1% market share. We compete with companies large and small who wholesale over-the-counter drugs, name brand drugs, safety syringes and medical products. Many of these companies have brand name recognition and significantly greater financial, technical, marketing, and managerial resources. We believe we must deliver a quality product at a competitive price in order to achieve brand name recognition and market acceptance of our Elite medical products, Tru-Choice Drugs and Elite Safety Syringe. We expect competition to continue in the future as the markets for medical products develop and as additional competitors enter our market.

      We depend upon our patent and proprietary rights for our Elite
      Safety Syringe and these rights cannot be completely safeguarded against infringement.

Our ability to compete effectively in the safety syringe market will depend, in part, upon our ability to protect our Elite Safety Syringe patent. Intellectual property rights, by their nature, are uncertain and involve complex legal and factual questions. Our competitors may independently develop or obtain patents on safety syringes that are substantially equivalent or superior to ours. In the development of our products, we might unknowingly infringe upon the proprietary rights of others, which would expose us to significant liability. If we unknowingly infringe on another's proprietary rights, then we could be forced to seek a license to that party's proprietary rights, or be required to alter our products or processes so they no longer infringe upon those rights, or we might be forced to litigate the matter. These efforts might be expensive and unsuccessful.

      Our revenues are dependent upon a few customers who may leave us at any time.

During fiscal year 2000 we relied on four major customers for 69.4% of our revenues. We do not enter into long-term agreements with these customers and they can use other wholesalers at any time. If one or more of these major customers were to use other wholesalers, we could experience a substantial drop in revenues.

      We buy and manufacture products in foreign countries which subjects us to risks associated with global operations, including fluctuating currency exchange rates and political instability.

We purchase products from suppliers located in Korea and we are building a manufacturing facility for our Elite Safety Syringe in Seoul, Korea. As a result, our future revenues may be affected by the economy and political stability of this country if developments in these areas interrupt or increase the expenses related to the manufacturing of our products. In addition, international operations are subject to a number of risks, including:
      a.  longer payment cycles;
      b.  unexpected changes in regulatory environments;
      c.  import and export restrictions and tariffs;
      d.  difficulties in staffing and managing international operations; and
      e.  the potential for recessions in this foreign economy.


RISKS RELATED TO THE OFFERING AND OUR STOCK PRICE

      Investors may be unable to sell the Medi-Hut common stock they purchase at or above the price they paid for the shares.

After this registration statement is declared effective, the market price of our shares may drop if the selling stockholders attempt to sell all their shares into our market about the same time. The availability of these shares in our market may drive down the price of our shares.

      We have not paid cash or stock dividends on our common stock and do not anticipate paying dividends in the foreseeable future.

We intend to retain future earnings to finance our growth and development and do not plan to pay cash or stock dividends. Potential investors should not anticipate receiving dividends from our common stock.


NOTE ABOUT FORWARD LOOKING STATEMENTS

      This prospectus contains many forward-looking statements which are not
statements of historical fact.   Words such as "may," "will," "expect,"
"believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties. There are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These factors are discussed under 'Risk Factors" and presented elsewhere in this prospectus.
The forward-looking statements presented in this prospectus are based on events through the date on which the statements are made.


                         USE OF PROCEEDS

      We are registering the shares for the benefit of the selling stockholders and they will sell the shares from time to time under this prospectus. We will not receive the proceeds from the shares sold by the selling stockholders. We will pay the costs of this offering, with the exception of the costs incurred by the selling stockholders for their legal counsel and the costs they may incur for brokerage commissions on the sale of their shares.


                     MARKET FOR COMMON EQUITY

       In July 2001 our common stock began trading on the Nasdaq SmallCap Market under the symbol "MHUT." Prior to our Nasdaq listing, our common stock traded over-the-counter and was quoted on the NASD OTC Electronic Bulletin Board under the symbol "MHUT." The following table presents the range of the high and low bid prices of our stock as reported by the Nasdaq Stock Market and the Nasdaq Trading and Market Services for each fiscal quarter for the past two fiscal years ending October 31st. These quotations represent prices between dealers and may not include retail markups, markdowns, or commissions and may not necessarily represent actual transactions.

      Fiscal Year  Quarter Ended               High      Low

      2000         January 31st             $  4.69   $  1.53
                   April 30th                  6.81      3.53
                   July 31st                   5.63      3.00
                   October 31st                6.31      2.75

      2001         January 31st             $  8.65   $  4.66
                   April 30th                  7.09      4.34
                   July 31st                   8.98      5.64
                   October 31st               10.00      5.27

      As of November 19, 2001, we had approximately 264 stockholders of record holding 14,058,800 common shares. We also have warrants outstanding to purchase 600,000 common shares at an exercise price of $6.75, which expire through October 2003.

DIVIDENDS

      We have not paid cash or stock dividends and have no present plan to pay any dividends. Instead, we intend to retain any earnings to finance the operation and expansion of our business. We are not presently subject to any restriction on our present or future ability to pay any dividends. We anticipate that the terms of future debt and/or sales of common stock may restrict the payment of cash dividends. Therefore, the payment of any cash dividends on our common stock is unlikely. However, our Board of Directors may revisit this matter from time to time and may determine our earnings, financial condition, capital requirements and other factors allow for the payment of dividends.

               MANAGEMENT'S DISCUSSION AND ANALYSIS

      The following discussion and analysis should be read in conjunction with our financial statements and notes which are included at the end of this prospectus. (See, "Financial Statements," below.)

      Acquisition Treatment: In April 2000, Medi-Hut acquired Vallar Consulting, a privately held New York corporation, in an arm's length transaction. Vallar was in the business of selling over-the-counter and name brand pharmaceuticals to distributors and wholesalers nationwide. Vallar had been one of our major customers during our 1999 fiscal year, representing $120,211, or 9.4% of our total revenues. Medi-Hut issued 350,000 common shares valued at $1,340,500 to Lawrence Marasco, the sole owner of Vallar.
The acquisition price was negotiated by the parties rather than using typical valuation models. Vallar's value was established at approximately $1.3 million based upon posted revenues in excess of $3.5 million during its 1999 fiscal year, anticipated sales over a five year period, Mr. Marasco's 26 to 27 years of experience in the industry and the value of Vallar's client base.
The assets involved in the transaction were primarily accounts receivable since Vallar did not own physical plants, equipment or property.

      The acquisition was treated as a pooling of interests for accounting purposes and Vallar became our wholly-owned subsidiary. The acquisition was structured to qualify as a tax free stock-for-stock exchange pursuant to
Section 368(a)(1)(B) of the Internal Revenue Code of 1986 as amended. Subsequently, Vallar was dissolved and all assets, liabilities and equity were recorded on our books and our financial statements have been restated to reflect these allocations.

      Joint Venture: On November 16, 2000, we entered into a joint venture with COA International Industries, Inc., a Korean corporation. The parties agreed to form Medi-Hut International (Mfg) Co., Ltd. as a Korean company to manage the production facility. On February 14, 2001, we received notice that Medi-Hut International had received Korean government approval and registration. Medi-Hut has a 44% ownership interest in the entity and management believes this interest will allow greater control of the manufacture and distribution of the Elite Safety Syringe.

RESULTS OF OPERATIONS

      The following table summarizes our results of operations for the three and nine month periods ended July 31, 2001 and 2000 and the fiscal years ended October 31, 2000 and 1999. The results of operations for the nine month period ended July 31, 2001, are not necessarily indicative of results to be expected for any subsequent period.


                Three Months Ended July 31,  Nine Months Ended July 31,  Years Ended October 31,
                    2001          2000           2001         2000          2000        1999
               ------------- ------------- ------------- ------------- ------------- -------------
                                                                                      (Restated)
Net Sales      $  2,771,376  $  1,975,516  $  7,285,362  $  5,470,566  $  8,130,696  $  4,758,268
Cost of Sales     2,363,940     1,650,215     6,237,851     4,807,432     7,396,343     4,267,363
               ------------- ------------- ------------- ------------- ------------- -------------
Gross Profit        417,436       325,301     1,047,511       663,134       734,353       490,905

Selling, General
& Administrative
Expenses            222,750       111,028       535,378       389,603       498,835       581,346
               ------------- ------------- ------------- ------------- ------------- -------------
Operating Income
 or (Loss)          194,687       214,273       512,134       273,531       235,518       (90,441)

Other Income
 (Expense)           36,318        15,670        51,672        43,172        62,146         3,555
               ------------- ------------- ------------- ------------- ------------- -------------



Provision for
 Income Taxes        81,665        80,252       212,978        85,033        62,664           300
               ------------- ------------- ------------- ------------- ------------- -------------
Net Income
 (loss)        $    149,340  $    149,691  $    350,827  $    231,670  $    235,000  $    (87,186)

Earnings
(Loss) per
common share                                                           $       0.02  $      (0.01)





      NINE MONTHS ENDED JULY 31, 2001 COMPARED TO NINE MONTHS ENDED JULY 31,
      2000

      Net Sales. We realize revenue when products are shipped and title passes to our wholesalers. Sales are net of returns, which have historically been less than 2% of gross sales. Net sales were $2,771,376 for the third quarter of 2001 and $7,285,362 for the nine month period ended July 31, 2001. The nine month figure represents a $1,814,796 increase over the same period last year. The increase in sales was primarily the result of sales of name brand drugs and our Elite Safety Syringe.

      Cost of Sales. Costs of sales primarily consists of the cost of the products purchased from third-party vendors and shipping costs. Total cost of sales as a percentage of net sales increased for the comparable quarter but decreased for the nine month period. These costs were 84.9% of net sales for the third quarter of 2001 compared to 83.5% of net sales for the third quarter of 2000, but were 85.6% for the 2001 nine month period compared to 87.9% for the nine month period of 2000. The overall improved costs of sales are reflective of the greater profit margin of the Elite Safety Syringe. Despite the increase in costs of sales and aided by increased revenues, our gross profit increased by $92,135 in the third quarter of 2001 compared to the third quarter of 2000, and increased $384,377 in the 2001 nine month period compared to the 2000 nine month period.

      Selling General and Administrative. These expenses include employee salaries and benefits, employee travel expenses, advertising, office expenses and occupancy costs. These expenses increased $111,722 in the third quarter of 2001 compared to the third quarter of 2000 due primarily to the hiring of a Chief Financial Officer and general increases in salaries, product liability insurance premiums, consulting, NASDAQ fees and annual meeting/report expenses. In the nine month period of 2001 compared to the nine month period of 2000, general and administrative expenses increased $145,775. These expenses were 7.3% of net sales in the 2001 nine month period compared to 7.1% of net sales for the comparable 2000 period. The increase in general and administrative expenses resulted in our income from operations decreasing $19,586 in the 2001 third quarter compared to the 2000 third quarter, and an increase of $238,603 in the 2001 nine month period compared to the same period in 2000.

      We recorded total other income, net of other expenses, of $36,318 for the 2001 third quarter compared to $15,670 for the third quarter of 2000. For the nine month period of 2001 we recorded total other income, net of other expenses, of $51,672 compared to $43,172 for the same period in 2000. The increases in 2001 compared to 2000 were due primarily to additional interest income from cash reserves and promissory notes receivable from exercised common stock purchase warrants.

      Our income taxes increased $1,413 in the third quarter of 2001 and $127,945 for the nine month period as a result of our increased net income.

      Our net income, after tax, decreased $351 in the 2001 third quarter and increased $119,157 in the 2001 nine month period compared to 2000 comparable periods. As a result, we posted a net income per share of $0.03 compared to an income per share of $0.02 for the 2000 nine month period.

      YEARS ENDED OCTOBER 31, 2000 AND 1999

      Net Sales. Net sales increased $3,372,428 from fiscal year 1999 compared to the 2000 fiscal year. The increase in net sales for the 2000 fiscal year was primarily a result of increased sales of name brand drugs and medical products.

      Cost of Sales.   During fiscal year 2000 as sales increased the cost of
sales has also increased from 89.7% of net sales in 1999 to 91.0% of net sales in 2000. The increased costs are due to the smaller profit margin of the name brand drugs which accounted for 71.2% of our revenues.

      Selling, General and Administrative. In fiscal year 2000 these expenses decreased $82,511 from fiscal year 1999. The decrease in expenses resulted primarily from reduced travel and office expenses and reduced occupancy costs.

      Other Income (Expense). We recorded interest income of $62,146 for fiscal year 2000 compared to interest income of $8,109 for the 1999 fiscal year. This income is primarily from investments in commercial paper. The income was offset by a $4,554 interest expense incurred on our line of credit during fiscal year 1999.

      Income Taxes.   We had $127,931 available net operating loss carry
forwards as of October 31, 2000. We may use these carry forwards to reduce our Federal taxable income and tax liabilities in future years. The carry forwards will be used in full on our October 31, 2000 corporate tax return.

      Net Income (Loss).   We posted a net income for the 2000 fiscal year
compared to a net loss for the 1999 fiscal year. The acquisition of Vallar and sales of name brand drugs coupled with a reduction in selling, general and administrative expenses were the primary reasons for the net income.

      YEARS ENDED OCTOBER 31, 1999 AND 1998

      Due to the acquisition and consolidation of Vallar, the financial statements for the fiscal year ended 1999 reflect the combined entities whereas the financial statements for the fiscal year 1998 are Medi-Hut's only. The following discussions reflect this consolidation. Accordingly, we believe a comparison of the results of our operations on a year-by-year basis is of limited benefit.

      Net Sales. Net sales increased from $779,537 in 1998 to $4,758,268 in 1999. This increase in net sales was a result of the acquisition of Vallar. However, net sales were low during fiscal year 1998 because we lost a major customer due to that company's change in ownership and the new management's decision to use a manufacturer who produced syringes in the United States. The loss of this customer represented approximately $375,000 in sales.

      Cost of Sales. During fiscal year 1999 costs of sales were $4,267,363 compared to $552,173 in 1998. Cost of sales were 70.8% of net sales in 1998 compared to 89.7% of net sales in 1999. The increased costs are due to the smaller profit margin of the name brand drugs.

      Selling, General and Administrative. In fiscal year 1999, selling, general and administrative expenses were $581,346 compared to $271,162 in 1998. The increase in expenses resulted primarily from increased accounting and legal expenses, increased officer and employee salaries and increased insurance expenses.

      Net Income (Loss).   We posted a net loss of $45,997 in 1998 compared to
a net loss of $87,186 in 1999. Despite an increase in sales, our gross profit was smaller due to the costs of sales.

      QUARTERLY TRENDS

      We do not anticipate experiencing seasonal fluctuations in our operations because sales of medical supplies is not seasonal in nature.

      LIQUIDITY AND CAPITAL RESOURCES

      We have funded our cash requirements primarily through revenues and sales of our common stock.

Management anticipates we will continue to meet our present requirements for working capital and capital expenditures for the next twelve months from revenues and sales of our common shares. For the period ended July 31, 2001, we had $2,746,024 in cash and working capital of $3,589,409 compared to cash of $502,243 and working capital of $1,192,888 at the year ended October 31, 2000. We had total current assets of $5,523,541 with total current liabilities of $1,934,136 as of July 31, 2001, compared to $2,908,632 total current assets and $1,716,444 total current liabilities for the fiscal year ended October 31, 2000.

      As of July 31, 2001, our principal commitments consisted of office and warehouse space and an automobile lease. Monthly rental payments are approximately $2,025 per month with total future minimum rental payments of $13,393 through the fiscal year 2003.

      Net cash used by our operating activities was $12,869 for the 2001 nine month period ended July 31, 2001, compared to $353,644 net cash provided by operating activities for the comparable 2000 nine month period. Net cash used by investing activities was $3,500,850 for the 2001 period compared to $148,435 net cash used by investing activities for the same period in 2000. Of the 2001 period amount, $1,000,000 is related to our investment of capital funding in Medi-Hut International (Mfg.) Co., Ltd. under our joint venture agreement with COA Industrial. In addition, we invested $1,850,000 to purchase marketable securities, which are unsecured, with terms ranging from 30 to 90 days and fixed interest rates ranging from 4.92% to 5.99% per annum.

      Net cash provided by financing activities was $5,757,500 for the 2001 nine month period compared to $34,793 for the 2000 period. The 2001 period increase was primarily related to proceeds of $1,512,500 from the exercise of 800,000 warrants, which were granted under various agreements, and redeemed marketable securities of $1,850,000. An additional, $1,995,000 in proceeds was realized from the sale of common stock during the 2001 nine month period. On November 30, 2000, we agreed to sell, in a private placement, 475,000 units for $1,995,000 to Mid-West First Financial, Inc., an accredited investor.
Each unit consisted of one common share and one warrant to purchase one common share. The warrants are exercisable for a period of five years at an exercise price of $5.25. The 475,000 warrants were exercised during the third quarter 2001 and we are holding a note receivable for $2,493,750 of the exercise price.

      During the fourth quarter of the 2001 fiscal year we have conducted private placements which have resulted in an aggregate of $4,761,250 in proceeds. Specifically, beginning on September 7, 2001, we conducted a private placement of our common stock to qualified purchasers. The maximum offering was 1,000,000 common shares at $5.75 per share, with potential proceeds of $5,750,000. On October 19, 2001, we terminated the offering after we had sold an aggregate of 275,000 shares to seven investors for $1,581,250. Then in October 2001 we privately sold 600,000 units to Empire Fund for $3,180,000. Each unit consisted of one common share and a warrant to purchase an additional common share at $6.75. If the warrants granted as part of the units are exercised, we may realize an additional $4,050,000 in proceeds. Management believes this equity funding will satisfy our cash needs for at least that next twelve months.

      FINANCING

      We have a $1,750,000 revolving line of credit which expires January 31, 2002. PNC Bank, N.A. makes loans to us at % above the prime interest rate for this line of credit. This line of credit is secured by all the assets of Medi-Hut. As of the fiscal year ended 2000 and the third quarter ended July 31, 2001, there were no amounts outstanding on the line of credit.

      On October 4, 1999, we received preliminary approval from the New Jersey Economic Development Authority for $5.75 million in financial assistance to build or purchase a manufacturing facility in New Jersey for our Elite Safety Syringe. Management intends to establish a manufacturing facility in the United States in order to insure availability of product. We continue to seek an underwriter for the bonds; however, the New Jersey Authority may not be able to allocate tax-exempt private activity bonds if it receives financing requests which exceed its private activity bond caps or if it determines that other projects should have priority over Medi-Hut's project. We anticipate that for the present time we will rely on manufacturing facilities located in Korea to produce our Elite Safety Syringe.

      Management anticipates that if additional funds are needed for our future growth, we may seek additional funding through future sales of our common stock. We likely will rely on exemptions under federal and state laws and the purchasers and manner of issuance will be determined according to our financial needs and the available exemptions. We also note that if we issue more shares of our common stock our shareholders may experience dilution in the value per share of their common stock.

                          OUR BUSINESS

       We wholesale drugs and medical products which are provided to us by various suppliers. We private label some of the medical products and over-the-counter drugs, and we manufacture and wholesale our Elite Safety Syringe. We sell our products to distributors or wholesalers who then sell the products to pharmacies and through mail order.

HISTORICAL DEVELOPMENT

      We were incorporated in the state of Utah as Gibraltor Energy on August 20, 1981. We later changed our name to Indwest, Inc. On January 28, 1998, Indwest entered into an Agreement and Plan of Reorganization with Medi-Hut Co., Inc., a New Jersey corporation incorporated on November 22, 1982. Medi-Hut/New Jersey, was involved in the business of selling wholesale medical supplies. Indwest was the surviving corporation of the merger and changed its name to Medi-Hut Co. Inc. Pursuant to the merger agreement, the directors and officers of Indwest resigned and the management of Medi-Hut/New Jersey, filled the vacancies, and the former shareholders of Medi-Hut/New Jersey, obtained 55.4% of the voting power.

      On February 2, 1998, Medi-Hut Co., Inc. was incorporated in the state of Delaware. On February 27, 1998, Medi-Hut/Utah, completed a change of domicile merger with the Medi-Hut/Delaware. Then on October 31, 2001, Medi-Hut/Delaware, formed Medi-Hut, Co. Inc. as a wholly owned subsidiary in the state of Nevada and completed a change of domicile merger. As a result we are a Nevada corporation holding a Certificate of Authority to do business in the state of New Jersey.

      In April 2000, Medi-Hut acquired Vallar Consulting as a wholly-owned subsidiary through a stock-for-stock exchange. Vallar was in the business of selling over-the-counter and name brand pharmaceuticals to distributors and wholesalers nationwide. Subsequently, we distributed Vallar's assets to Medi-Hut and dissolved Vallar. (See, "Management's Discussion and Analysis - Acquisition Treatment," above)

PRINCIPAL PRODUCTS

      Name Brand Drugs.   We wholesale name brand drugs which are drugs that
are protected by patent or licensure: for example "Viagra." When a drug is patented, no other person can produce or sell that drug for twenty years without the patent owner's permission. In September of 1999 we began to wholesale Certia XT Caps, Nubain, Terazosin ACL Caps and Viagra. These name brand drugs were or $6,200,761, or 85.0 % of our total revenues for the nine month period ended July 31, 2001, and $5,790,185, or 71.2% of our total revenues for the 2000 fiscal year.

      Medical Products.    In April of 1999 we introduced our own "Elite"
brand medical products. Our medical products are manufactured by third-party suppliers and include syringes, hot and cold packs, gauze bandages, adhesive bandages and paper products. These products accounted for approximately $1,803,605, or 22.2% of our revenues during fiscal year 2000.

      Elite Safety Syringe. Our newest product is the Elite Safety Syringe which is our anti-stick safety syringe. Safety syringes are defined as those products that incorporate features designed to safely cover the sharp needle with minimal effort and minimize danger to the user by preventing accidental needle sticks. There are two types of anti-stick syringes:
      1) Active device - this product demands that the user in some way make a physical movement to activate the device after the injection and prior to disposal; and
      2) Passive device - this product activates automatically after injection and should be designed not to interfere with the normal injection procedure.
      We hold a patent for the Elite Safety Syringe which is a passive device that incorporates a transparent sleeve into which the needle will automatically retract after use. Unlike many anti-stick syringes that are now in the marketplace, our Elite Safety Syringe can be activated using a one hand technique. Our Elite Safety Syringe was designed to decrease accidental needle sticks of medical service providers.

      In October of 2000 we started production of the Elite Safety Syringe in a Food and Drug Administration registered and ISO 9002 approved facility in Korea. (See, "Government Regulations," below.) The Elite Safety Syringe is manufactured in 1cc, 3cc and 5cc sizes. We also manufacture a 3cc Luer-Lock Tip safety syringe. Our Elite Safety Syringe is manufactured using sophisticated, patented, high-tech machinery which allows production of a precise quality product. We market our Elite Safety Syringe through hospital distributors who handle the selling, in house training of users, warehousing and distribution of this product.

      Other Products. During our fiscal year 2000, our Elite brand and private label products, which include alcohol prep pads and condoms, have accounted for approximately 5.2% of our revenues and our Tru-Choice drugs, which we launched in September of 1999, were 1.4% of our revenues. For the nine months period ended July 31, 2001, these products have accounted for approximately 7.9% of our revenues.

      We believe our alcohol preps complement our syringe product line because they are primarily used as a topical antiseptic, anti-infective prior to administering injections. Each soft, absorbent, non-woven pad is impregnated
with 70% isopropyl alcohol, USP.   Our condoms are made of natural rubber
latex and are silicone lubricated with a reservoir tip. Our latex condoms are made to exacting specifications, with each condom electrically tested for holes during the manufacturing process, dimensional checks are performed and leak tests using water are also conducted. We also have used lot numbers and expiration dates on our condom packages for the last eleven years. In July 2001 we added six new generic tablets and fourteen new liquid medications to out Tru-Choice product line for a total of 39 products.

      Product Liability Insurance. We currently maintain a product liability insurance policy with a limit of $3 million per loss per policy year.

      DISTRIBUTION

      Our products are sold through large drug wholesale chains in the United States who then sell them through pharmacies and mail order. We do not use a large sales force. We conduct our sales to wholesale distributors from our office located in Lakewood, New Jersey and our employees contact the wholesalers by telephone or make periodic visits. Once we have made a sale to a wholesaler, we place a purchase order with one of our third-party suppliers. Usually, the purchase order provides shipping instructions to the third-party supplier for delivery of the product to the wholesaler. In the event the product is not shipped by the third-party supplier, we have the product delivered to our warehouse and then ship it directly from our warehouse to the wholesaler.

      In August 2001 we hired Bond-Brown Sales Design, LLC, to market and sell our Elite Safety Syringe. Bond-Brown is a specialized consulting firm focused on sales and marketing effectiveness. Management believes the services provided by Bond-Brown will strengthen our market position and open new marketing and sales avenues.

      Our inventory consists of finished products which are warehoused at the third-party manufacturer's or supplier's facility or when necessary at our own warehouse. Our policy is to have at least 80% of a product in inventory prior to generating a purchase order for the product. We carry a one month inventory of products which are warehoused at the third-party manufacturer or assembly facilities we use. Our customary business practice is for our large buyers to place purchase orders several months in advance. This allows us to notify our third-party suppliers in advance of needed product. All sales are on 30 day credit. Returned merchandise is minimal due to the vigorous tests that our products endure prior to shipment.

      PRINCIPAL SUPPLIERS

      Our ordinary course of business is to place a purchase order with our third-party suppliers when we want to order product. We do not enter into long term formal contracts with our third-party suppliers in regards to the private brand labeling or manufacture of our products. However, we do require our third-party suppliers to agree not to disclose confidential information regarding the identity of our customers to third-parties, to not directly or indirectly compete with us, nor to contact our customers. We also require the third-party supplier to agree to follow our delivery instructions in the purchase order.

      We purchase products internationally from FDA registered and ISO 9002 approved medical device facilities, as well as from manufacturers here in the United States. We are dependent upon these suppliers and the loss of any one of these suppliers would have a material adverse effect on our operations. However, we believe we could replace a supplier within 60 days. Kinray Inc. located in New York supplies our name brand drugs. Sam Woo Corporation located in Seoul, Korea, supplies our 1cc Elite Safety Syringe and COA International Industries, Inc., also located in Korea, supplies our 3cc and 5cc Elite Safety Syringe. Banta Health Care Products, Inc., located in Michigan, produces our miscellaneous paper products. We have teamed up with Packaging Electronics and Device Corporation for production of our hot and cold packs. Packaging Electronics and Device Corporation holds the patent to the hot and cold pack we sell and allows us to distribute and use our Elite brand label on their unique product.

      In November 2000 we entered into a joint venture with COA International Industries, Inc., a Korean corporation located in Seoul, Korea. COA International manufactures and exports medical disposable products, including disposable syringes. The purpose of the joint venture was to establish a new syringe production facility located in the Republic of Korea. Pursuant to the agreement, we hold a 44% owner interest in Medi-Hut International, COA International holds a 46% ownership interest and the agent for the agreement, Inben Brothers Company, received a 10% ownership interest. Our initial capital contribution is $1,000,000. The agreement became effective in February of 2001 after Medi-Hut International received Korean approval. This facility is nearing completion and we expect this facility to begin production of our 3cc size Elite Safety Syringe within the next ninety 90 days.

      PRINCIPAL CUSTOMERS

      We do not enter into long term written agreements with our customers. We accept orders from our customers by telephone, fax, mailed purchase orders, or in person and immediately place the order with our suppliers. The loss of a major customer would have a material adverse effect on our results of operations.

      During fiscal year 2000 we relied on four major customers who are drug wholesale distributors for 69.4%, or $5,641,930, of our total revenues. These customers purchased name brand drugs and medical products. Jomar Marketing accounted for $2,287,981, or 28.1%, of our revenues. 824 Drug Corp. accounted for $1,235,661, or 15.2%; Colora accounted for $1,060,199, or 13.0%; and
Larval Corp. accounted for $1,058,089 or 13%.

      During fiscal year 1999, we relied on three major customers for 41.3%, or $1,962,808, of our revenues. 824 Drug Corp accounted for $723,137, or 15.2% of our revenues. Jomar Marketing and Larval Corp. accounted for 13.0% each of our revenues with Jomar Marketing providing $620,453 in revenues and Laval Corp. accounting for $619,218.

      PRODUCT DEVELOPMENT

      We are committed to search out and develop safety products for the health care profession and to supply the consumer with quality medical products and drugs for a reasonable price. During the past three fiscal years we have incurred minimal research and development costs. We incurred approximately $32,201 in research and development costs during 1995 for FDA registration and patent protection of our Elite Safety Syringe.

      COMPETITION

      We compete with companies large and small who wholesale name brand drugs and medical products and we believe we have less than a 1% share of our markets. We maintain our competitive stance by offering a quality product for less money. We informally survey the price of products sold by the market leaders and, if possible, we then price our products lower. This allows our third-party wholesalers to realize greater profits.

       The safety syringe market is dominated by Becton Dickinson & Company and Sherwood/Davis & Geck, Division of American Home Products Company. Both of these companies manufacture an active device which requires two hands and activates manually after the injection. We compete with these companies by offering our Elite Safety Syringe which can be activated using a one hand technique and is priced lower than our competitor's products. Retractable Technologies, Inc. entered into the market place with a passive device similar to our Elite Safety Syringe. However, we intend to price our Elite Safety Syringe approximately 15% less than this competitor's passive syringe device.

       PATENT, TRADEMARK, LICENSE AND INTELLECTUAL PROPERTY

       Our Elite Safety Syringe holds United States Patent No. 5,562,626, issued October 8, 1996. In December of 1999 we filed an updated patent for the Elite Safety Syringe in which we improved our original design by reducing the number of parts and including a lock tip which allows changing of a needle to aid drawing medications from a medicine vial. Then in January 2001 we made another application for a new patent for our Elite Safety Syringe. We believe the Elite Safety Syringe patent is of material importance to the future growth of our business because we anticipate the safety syringe market to grow as a result of new government regulations requiring safety devices in the medical field.

      The Elite Safety Syringe is classified as a passive anti-stick safety syringe and is one of the few that can be activated with the ease of use of a
normal plastic disposable syringe.   In June of 1995 we received FDA 510(k)
No. K933569 which allows us to assign the manufacturing rights of the Elite Safety Syringe. (See, "Government Regulation," below.) The 510(k) lists Medi-Hut as an initial distributor of a Class II Special Controls device. We do not have any licenses, franchise or concessions agreements in place for this product at this time. We believe our future success will depend, in part, on our ability to protect our Elite Safety Syringe patent; and if a third-party infringes upon our patent we may expend substantial costs in its protection.

      GOVERNMENT REGULATION

      FDA Our medical products are subject to regulation by the federal FDA and various other federal and state agencies as well as by a number of foreign governmental agencies. Our third-party manufacturers are primarily responsible for our products meeting these regulations. We believe they are in compliance in all material respects with the regulations based on the fact that our third-party manufacturers are FDA registered and their products meet FDA standards. Compliance with these regulations has not had, and is not expected to have, a material adverse effect on our business.

      Manufacturers in the United States, as well as our foreign manufacturers, who manufacture our products must be registered with the FDA. Our contract manufacturers must comply with an FDA registration process and are subject to random and unannounced on-site FDA periodic inspections. After registration with the FDA, the FDA will inspect the facility for compliance with the general controls. The general controls provisions require annual registration, listing of devices, good manufacturing practice, and labeling. It also prohibits misbranding and adulteration. Our foreign suppliers' finished products are analyzed and tested by the FDA either once the product enters the United States, or when it is taken off the shelf of a pharmacy or hospital. If the FDA has questions at the time of an inspection, the supplier will have a reasonable time to answer and comply with the necessary governmental concerns.

       Our third-party manufacturers are responsible for education of their employees regarding FDA requirements and we ensure they receive all changes of rules applicable either to product compliance or good manufacturing procedures as announced in the Federal Register. We notify our suppliers of changes that we deem necessary or we are aware of that are being discussed within the governmental agencies. By keeping our third-party manufacturers informed we help them remain on the cutting edge of governmental changes in laws.

      510(k) Approval On March 14, 1995, the FDA granted approval to Medi-Hut to manufacture and market the Elite Safety Syringe in the United States. This 510(k) approval is not FDA approval of the Elite Safety Syringe; but approval to market the syringe. The 510(k) approval procedure required us to demonstrate that the Elite Safety Syringe was substantially equivalent to other legally marketed devices that were currently in the United States market. A device is substantially equivalent if, in comparison to a legally marketed device it:
      (a) has the same intended use as a legally marketed device and has the same technological characteristics as the marketed device; or
      (b) has the same intended use as the marketed device; and has different technological characteristics that must be proved safe.

      In the case of our Elite Safety Syringe, we were required to perform a clinical evaluation study to prove that the Elite Safety Syringe, as intended for use, was similar to devices that had no spring activation on the market. The Elite Safety Syringe had a 90% acceptance rating in its clinical evaluations. We then met with the FDA after the clinical evaluation and the FDA inquired about the number of syringes used in the evaluation and where in the hospitals the evaluations were located. After this meeting, the FDA granted the 510(k) without further inquiry.

      ISO 9002 We purchase product from international suppliers who we require to be ISO 9002 approved. ISO 9002, the International Quality System Standard, is a quality assurance program with a principle focus on management responsibility, planning, monitoring, corrective action, and documentation. These principles are applied to the production and the installation aspects of a business. ISO 9002 applies in situations when:
      a) The specified requirements for product are stated in terms of an established design or specification, and
      b) Confidence in product conformance can be attained by adequate demonstration of a supplier's capabilities in production, installation and servicing.
An ISO 9002 facility uses procedures that include management, quality plans, contracts, document/data, purchasing, traceability, process control, correct/prevent, storage/handle, quality records, auditing, training, servicing, and statistics.

      Korean Registration   On February 14, 2001, we received notice that
Medi-Hut International (Mfg) Co. Ltd. had received Korean government approval and registration. Notice of this registration appeared in the daily newspaper in Daejun as required by Korean law. Included in the Korean registration for Medi-Hut International is not only certification for safety syringe production but also certification for manufacturing of standard disposable syringes, authority for retail sales in the Korean market, authorization for import and export of the syringes and authority to manufacture assembly machines.

      EMPLOYEES

      We have seven full-time employees, three of which are directors and officers. Our employees are not presently covered by any collective bargaining agreement. We have not experienced any work stoppages and believe that our relations with our employees are good.

      REPORTS TO SECURITY HOLDERS

      We are required to comply with the reporting requirements of the Securities Exchange Act of 1934 and must file annual, quarterly and other periodic reports with the SEC. We also are subject to the proxy solicitation requirements of the Exchange Act and when we solicit proxies we furnish an annual report with audited financial statements to our stockholders. We are an electronic filer and copies of our periodic reports, proxy and information statements and other information should be available through the Internet by using the SEC's EDGAR Archive, the address of which is http://www.sec.gov.


      The public may read and copy any materials we file with the SEC, including copies of this registration statement at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300.

      We use an investor relations firm, Columbia Financial Group and interested persons may call at (888) 301-6271. Columbia Financial has provided consulting and services for investor relations, public relations, publishing, advertising, fulfillment, as well as Internet related services to Medi-Hut for the past three years. We do not reimburse Columbia Financial for expenses incurred for its services. Either party may terminate the agreement with 30 days written notice with conditional repayments. Columbia Financial has also entered into an agreement on our behalf with Internet Stock Market Resources for dissemination of our company information to its subscribers.

      In October 2000 we entered into another consultant agreement with Columbia Financial in which Columbia Financial agreed to accept a $1.2 million fee, plus warrants to purchase 600,000 common shares, for its services under the new agreement. However, the agreement was amended in February 2001 to provide that Columbia Financial would waive the $1.2 million and Medi-Hut agreed to reduce the exercise price of the warrants from $5.00 per share to $2.50 per share and to change the warrant expiration date from October 1, 2005 to October 1, 2001. As of the date of this prospectus, Columbia Financial has exercised all of the warrants.


                             PROPERTY

      We lease 3500 square feet of office and warehouse space located in Lakewood, New Jersey. The leased premises are part of a 35,000 square foot industrial park. The initial term of the lease was for five years with the right to renew the lease for a period of five years after the initial term. In February 2001 we renewed the lease for an additional year and it will expire in February of 2002. We pay approximately $2,000 per month, but the monthly rent payment is contingent upon increases in taxes, insurance and common area maintenance expense. We may cancel the lease with a 90 days written notice to the landlord.

      We are currently completing construction of the Medi-Hut International (Mfg.) Ltd. facility located in Seoul, Korea. This facility is approximately 70,000 square feet and will house the automated assembling machines for our 3cc Elite Safety Syringe. We hold a 44% ownership interest in this facility, pursuant to our joint venture agreement with COA International.


                        LEGAL PROCEEDINGS

      To the best of our knowledge we are not a party to any proceedings or threatened proceedings as of the date of this prospectus.

                            MANAGEMENT

       Our directors, executive officers and key employees and their respective ages and positions are set forth below. Biographical information for each of those persons is also presented below. Our amended by-laws require five directors and each elected director serves until the next annual meeting or until he is succeeded by another qualified director who has been elected. Our executive officers are chosen by our Board of Directors and serve at its discretion. Joseph A. Sanpietro and Vincent J. Sanpietro are brothers.

      Nominee's Name         Age  Position Held
      --------------         ---- -------------
      Joseph A. Sanpietro    50   President, Chief Executive Officer, Director
      Vincent J. Sanpietro   53   Secretary, Director
      Robert Russo           41   Treasurer, Director
      James G. Aaron         56   Director
      James S. Vaccaro       44   Director
      Laurence M. Simon      36   Chief Financial Officer

      Joseph A. Sanpietro Joseph has been the President, Chief Financial Officer and Director of Medi-Hut since January 1998. He served as the President of Medi-Hut-New Jersey from 1982 to 1998. Mr. Sanpietro has had challenging careers with Cooper Laboratories, as a front line analytical chemist; Schering-Plough as an international analytical chemist leader where he was the youngest assistant manager with both BS and MS chemists reporting directly to him. Mr. Sanpietro was a project manager at Johnson & Johnson heading a multi-million dollar relocation startup project. He graduated from Hofstra University in 1972, with a Bachelor of Science degree in chemistry and he continued his education at Seton Hall University with studies in chemistry and law.

      Vincent J. Sanpietro Vincent has been the Secretary and Director of Medi-Hut since January 1998. He served as Secretary for Medi-Hut-New Jersey, from 1982 to 1998. He held managerial positions in Wells Recruiting Personnel and he was President of Focus Personnel, an Illinois Corporation. Vincent was also Vice President of Sales of Focus Medical Products, Inc. He graduated with a bachelors degree in Business Administration from New York Institute of Technology.

      Robert Russo Mr. Russo has been the Treasurer and a Director of Medi-Hut since March 1998. He is the Managing Senior Partner of Koenig, Russo and Associates, LLC and has been employed with that firm since 1982. He has extensive experience in accounting, auditing, and business management. Mr. Russo has concentrated his work in the field of taxes, employee benefit programs, business, financial, estate and retirement planning. Mr. Russo graduated from Seton Hall University, New Jersey, with a degree in accounting and received his Masters in Business Administration in business finance. Mr. Russo is also a member of the New Jersey Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

      James G. Aaron Mr. Aaron was elected as a Director on April 3, 2001. He is a shareholder in the law firm of Anzell Zaro Grimm & Aaron, P.C., located in Ocean, New Jersey. Mr. Aaron chairs the firm's commercial litigation, municipal law and bankruptcy department. He started with Ansell Zaro in May of 1996. Mr. Aaron formerly served on the advisory board of the Jersey Shore Bank and has represented Colonial First National Bank, MidAtlantic/Merchants National Bank, Atlantic National Bank, Fidelity Union Bank, and Monmouth County National Bank. He graduated from New York University School of Law in 1969, receiving a J.D. degree. He is presently a member of the Executive Committee and serves as Secretary and member of the Board of Directors of Monmouth Community Bank, a New Jersey state-chartered banking institution.

      James S. Vaccaro   Mr. Vaccaro was elected as a Director on April 3,
2001. He is Chief Executive Officer of Monmouth Community Bank located in Long Branch, New Jersey and has held that position since April 2000. He has served as Chairman of the Board of Monmouth Community Bank since its inception
in July of 1998.   From January 1997 to April 2000 he served as a Director of
ASA, Inc. an international risk management employee benefits and healthcare provider. From March 1995 to December 1996 he was employed by First Option Health

Plan, an HMO located in Red Bank, New Jersey, serving as its Executive Vice President and Chief Operating Officer and assisting that company in its search for a corporate partner. He has over 15 years experience in the banking industry along with five years experience in the managed care industry. He received an PMD Degree from Harvard Graduate School in May 1990 and a bachelors degree in economics from Ursinus College in May 1979. He currently serves as a director of Labvolt, Inc., a reporting company.

      Laurence M. Simon On April 20, 2001, our Board of Directors appointed Mr. Simon as our Chief Financial Officer. Mr. Simon is a certified public accountant who has over 14 years of experience in the accounting field assisting clients with corporate finance, Securities and Exchange Commission reports, and preparation of individual, corporate and fiduciary tax returns. From 1989 to April 2001, he had been employed by the accounting firm of Rosenberg, Rich, Baker, Berman and Company, Certified Public Accountants, located in Bridgewater, New Jersey. He is a member of the American Institute of Certified Public Accountants and the New Jersey Society of Certified Public Accountants. He received a bachelor's degree in accounting from Belmont Abbey College located in Belmont, North Carolina.



                      EXECUTIVE COMPENSATION

      The following table shows the compensation paid to our named executive officers in all capacities during the past three fiscal years.


                    SUMMARY COMPENSATION TABLE


                                              Annual Compensation
                                           ----------------------------------
                                   Fiscal
Name and Principal Position        Year    Salary ($)    Bonus    Other
-----------------------------      ------  ------------- -------- -----------
Joseph A. Sanpietro                2001    $   93,555    $   0    $ 7,756 (1)
President, CEO and Director        2000        77,225        0      6,000 (1)
                                   1999        85,200        0          0

Vincent J. Sanpietro,              2001    $   62,340    $   0    $ 5,906 (1)
Secretary and Director             2000        51,428        0      5,000 (1)
                                   1999        63,700        0          0

Robert Russo                       2001    $        0    $   0    $18,696 (2)
Treasurer and Director             2000             0        0     23,302 (2)
                                   1999             0        0      5,635 (2)

Laurence M. Simon                  2001    $   41,667    $   0    $ 2,061 (3)
Chief Financial Officer            2000             0        0          0
                                   1999             0        0          0

     (1) Personal benefits: Lease payments for automobile.
     (2) Paid to Koenig, Russo & Associates for accounting services performed for Medi-Hut by Mr. Russo.
     (3) Personal benefits: Personal use of company owned automobile.



      COMPENSATION OF DIRECTORS

      We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.

      EMPLOYMENT CONTRACTS

      On November 1, 2001, we entered into an employment agreement with Laurence M. Simon. We hired Mr. Simon as our Chief Financial Officer for a term of two years and two months. The first two months of the term are a trail period. The agreement provides that Mr. Simon will receive an annual salary of $100,000, along with benefits, including: insurance, vacation, sick leave and use of a company vehicle. In addition, we granted stock options to Mr. Simon to purchase an aggregate of 20,000 common shares at $6.75. Options for 3,680 shares vest on December 31, 2001 and the remainder vest at a rate of 680 common shares each month through December 31, 2003. The agreement provides that Mr. Simon may be terminated for gross negligence or willful misconduct in the performance of his duties, if he is convicted of a felony or if the Board of Directors determines it is in our best interest not to continue his employment. If the Board determines not to continue his employment after the trial period, then he will receive a buy-out equal to twelve month's salary. Mr. Simon has agreed to maintain the confidentiality of company information and to not compete with the company for a period of two years after termination. If he breaches this part of the agreement he is subject to $25,000 in liquidated damages.

       We have not entered into employment agreements with any other executive officer. The entire Board of Directors participates in deliberations concerning executive officer compensation. Using their business judgment, the Board determines the yearly salary for each officer. We believe the salaries paid to our executive officers are reasonable based on their experience and responsibilities.


          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       Robert Russo, our Treasurer and Director, is the managing member of Koenig, Russo & Associates LLC. We pay the Russo Koenig firm for the accounting services provided to us by Mr. Russo. For the 2001 fiscal year we paid approximately $18,696 to Koenig Russo and for the 2000 fiscal year we paid approximately $23,302 to Koenig Russo for Mr. Russo's services.

       On April 20, 2001, we hired Laurence M. Simon as our Chief Financial Officer, for an annual salary of approximately $100,000. Mr. Simon had been employed since 1989 by the accounting firm of Rosenberg, Rich, Baker, Berman
and Company, Certified Public Accountants.   Rosenberg, Rich, Baker, Berman
has been Medi-Hut's independent auditor for the past two fiscal years.

      Mr. James G. Aaron, our director, is a shareholder of the law firm of Ansell Zaro Grimm & Aaron, P.C., which serves as Medi-Hut's general counsel. Medi-Hut has paid approximately $3,538 for the 2001 fiscal year and $3,342 for the 2000 fiscal year in legal fees to Ansell Zaro Grimm & Aaron, P.C.

      On October 19, 2001 we sold an aggregate of 135,000 common shares to three directors and officers as part of our private placement. Robert Russo, our Treasurer and Director, purchased 100,000 shares for $575,000; Laurence M. Simon, our Chief Financial Officer, purchased 10,000 shares for $57,500; and, ERBA Co, Inc., a corporation affiliated with James G. Aaron, our Director, purchased 25,000 shares for $143,750.


                     PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our outstanding common stock of:
      (i)  each of our executive officers;
      (ii  each of our directors; and
      (iii  all executive officers and directors as a group.
We are unaware of any person or group who owns beneficially more than 5% of our outstanding common stock. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to the shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 14,658,800, which includes 14,058,800 shares of outstanding common stock as of November 19, 2001, plus an additional 600,000 shares which may be acquired within the next 60 days upon exercise of warrants.

                                          Common Stock Beneficially Owned
                                          -------------------------------
Name and Address of                 Number of Shares of
Beneficial Owners                   Common Stock          Percentage of Class
----------------------------------  --------------------- -------------------

Joseph A. Sanpietro                        3,279,200                  22.4 %
1935 Swarthmore Avenue
Lakewood, New Jersey 08701

Vincent J. Sanpietro                         554,800                   3.9 %
1935 Swarthmore Avenue
Lakewood, New Jersey 08701

Robert Russo                                 125,000 (1)                 *
1935 Swarthmore Avenue
Lakewood, New Jersey 08701

James G. Aaron                                42,500 (2)                 *
1500 Lawrence Avenue
Ocean, New Jersey 07712

James S. Vaccaro                               2,000                     *
627 Second Avenue
Ocean, New Jersey 07712

Laurence M. Simon                             14,360 (3)                 *
1935 Swarthmore Avenue
Lakewood, New Jersey 08701

All executive officers and directors
as a group                                 4,017,860                  27.4%

      *   Less than one percent
      (1) Mr. Russo shares voting and investment power of 25,000 shares held by his wife.
      (2) Mr. Aaron shares voting and investment power of 36,000 shares held by ERBA Co., Inc. and 6,500 shares held by his family trust.
      (3) Includes stock options which vest within the next 60 days to purchase 4,360 shares, per his employment agreement.


                    DESCRIPTION OF SECURITIES

      We have 100,000,000 authorized common shares. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each holder of common stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and a majority vote of the outstanding shares present at a stockholders' meeting is required for actions to be taken by stockholders. Directors are elected by a majority vote. The holders of the common stock do not have cumulative voting rights. Accordingly, the holders of a majority of the voting power of the shares voting for the election of directors can elect all of the directors if they choose to do so. The common stock bears no preemptive rights, and is not subject to redemption, sinking fund or conversion provisions. Holders of common stock are entitled to receive dividends out of funds legally available if, and when, declared by our Board of Directors and to participate pro rata in any distribution of assets available for distribution upon liquidation of Medi-Hut. Any dividends declared with respect to shares of common stock will be paid pro rata in accordance with the number of shares of common stock held by each stockholder.

                      SELLING STOCKHOLDERS

      The following table identifies the selling stockholders, lists any relationship they have had with us within the past three years and provides information regarding the shares the selling stockholders beneficially own and may sell. The estimated securities owned after the offering assumes that all of the shares registered under this prospectus are sold. However, we do not have any agreements or understandings with the selling stockholders which would require them to sell their shares. The percentage of the outstanding shares assumes the exercise of all 600,000 warrants, which would result in 14,658,800 shares outstanding.

----------------------------------------------------------------------------------------------
                               Securities owned prior   Number of      Securities owned after
                                     to offering        shares being          offering
Name and relationship           Shares       Percent    Registered       Shares     Percent
---------------------------- ------------- ------------ ------------- ------------ -----------
Empire Fund Managers, LLC
Investor                     1,200,000 (1)     8.2%     1,200,000 (1)           0      -
---------------------------- ------------- ------------ ------------- ------------ -----------
Joseph A. Sanpietro
President, CEO and director  3,279,200        22.4%       250,000       3,029,200     20.6%
---------------------------- ------------- ------------ ------------- ------------ -----------
Robert Russo
Treasurer and Director         125,000           *        100,000          25,000      *
---------------------------- ------------- ------------ ------------- ------------ -----------
Laurence M. Simon
Chief Financial Officer         10,000           *         10,000               0      -
---------------------------- ------------- ------------ ------------- ------------ -----------
Lawrence P. Marasco
Vice President of Sales        285,000         1.9%       125,000         160,000      1.0%
---------------------------- ------------- ------------ ------------- ------------ -----------
John Clayton
Consultant and Investor        100,000           *        100,000               0      -
---------------------------- ------------- ------------ ------------- ------------ -----------
ERBA Co., Inc.
Affiliate of James G.
Aaron, Director                 42,500           *         25,000          17,500      -
---------------------------- ------------- ------------ ------------- ------------ -----------
Robert Colarossi
Investor                        10,000           *         10,000               0      -
---------------------------- ------------- ------------ ------------- ------------ -----------
Laura Efron
Investor                        10,000           *         10,000               0      -
---------------------------- ------------- ------------ ------------- ------------ -----------
Bruce Blackman
Investor                        20,000           *         20,000               0      -
---------------------------- ------------- ------------ ------------- ------------ -----------
   *    Less than 1%
  (1)   Includes ownership of shares issuable upon exercise of warrants.


      TRANSACTIONS RELATED TO THE OFFERING

      We agreed to register 1,850,000 common shares under this prospectus based on agreements with the selling stockholders, which are described below.

      Beginning on September 7, 2001, we conducted a Regulation D Rule 505 private placement to qualified purchasers. The maximum offering was 1,000,000 common shares at $5.75 per share with potential proceeds of $5,750,000. The offering price was based on the trading price of our common stock on the Nasdaq SmallCap Market and the OTC Bulletin Board for approximately a ninety (90) day period prior to the offering date. On October 19, 2001, we terminated the offering after we had sold an aggregate of 275,000 shares to seven investors for $1,581,250. The private placement memorandum provided that the purchasers of the shares sold in the private placement would have the right to include their shares in any registration statement filed by Medi-Hut within one year after September 7, 2001. All of these investors have elected to have their shares registered.

      On October 5, 2001, we entered into a registration rights agreement with Empire Fund Managers, LLC, a Nevada limited liability company. We agreed to register the shares related to the 600,000 units we sold to Empire Fund under a Unit Purchase Agreement. Each unit was priced at $5.32 and consisted of one common share and a warrant exercisable for a period of two years to purchase one additional share at $6.75 per share. Empire Fund has agreed to limit its ownership of our shares to not more than 4.99% at any one time. The price for the units and warrants was based upon the quoted trading price of our common stock on the Nasdaq SmallCap Market and the OTC Bulletin Board for approximately 90 days prior to the transaction.

      The registration rights agreement required that we file a registration statement prior to November 20, 2001, to register the 1,200,000 shares and use our best efforts to cause the registration statement to be effective by January 5, 2002. If we fail to file a registration statement prior to December 5, 2001, or the registration statement is not declared effective by January 18, 2002, we may be liable for liquidated damages of 5% of the purchase price of the shares for every 15 calendar day period until the registration statement has been filed or has been declared effective. We will bear the costs of the registration and are required to keep the registration statement current until the earliest of the following:
      .    until all shares have been registered;
      . until the selling stockholders sell the shares under the provisions of Rule 144; or
      . until the selling stockholders may sell the shares under the provisions of Rule 144(k) without volume limitation.

      We are also registering 250,000 shares of the 3,279,200 shares beneficially owned by our President, CEO and Director, Joseph A. Sanpietro.


                      PLAN OF DISTRIBUTION

      We have agreed to register these shares for the benefit of the selling stockholders; but, the registration of these shares does not necessarily mean that any of them will be offered or sold by the selling stockholders. The selling stockholders will have absolute discretion as to the manner and timing of sales of the shares, when and whether the warrants are exercised and whether the shares issued upon exercise of the warrants will be sold. They may sell all or a portion of the shares through public or private transactions, on or off established markets, or in negotiated transactions or otherwise. The sales may be at prevailing prices or related to the current market price or at negotiated prices.

      The shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which the shares may be sold may include:
      . a block trade, which may involve crosses, in which the broker or dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
      . purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;
      . ordinary brokerage transactions and transactions in which the broker solicits purchasers;
      .   privately negotiated transactions;
      . The selling stockholders may deliver all or a portion of the shares to cover a short sale or sales made after the date of this prospectus, or a call equivalent position or a put equivalent position entered or established after the date of this prospectus; and/or

      . The selling stockholders may also sell all or any portion of the shares in reliance upon Rule 144 under the Securities Act.

      We will not use the services of underwriters or dealers in connection with the sale of the shares registered under this prospectus. The selling stockholders and any broker-dealers participating in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the shares by the selling stockholders and any commissions received by any broker-dealers may be deemed to be underwriting commissions or discounts under the Securities Act. Since the selling stockholders may be deemed to be "underwriters" they will be subject to the prospectus delivery requirements of the Securities Act.

      We and the selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations promulgated under it, including, without limitation, Regulation M. Regulation M may limit the timing of purchases and sales of the shares by the selling stockholders and any other person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days prior to the commencement of the distribution. All of the foregoing may affect the marketability of our shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

      In the event a block trade or other special offering of these shares is arranged, then we will distribute a prospectus supplement, if required, that will identify the name of any dealers or agents and any commissions and other terms constituting compensation from the selling stockholders and any other required information.

      Some states securities laws may require the shares be sold only through registered or licensed brokers or dealers. In addition, in some states, these shares may not be sold unless they have been registered or qualified for sale in that state or an exemption from the registration or qualification requirement of that state is available and is complied with.

      The following table sets forth the expenses payable by Medi-Hut in connection with the sale of the shares. All the amounts shown are estimates except for the registration fee:

Securities and Exchange Commission Registration Fee............$  3,792.50
Printing and Engraving Expenses.....................................500.00
Legal and Accounting Fees and Expenses............................9,000.00
Transfer Agent and Registrar Fees and Expenses......................250.00
Miscellaneous.......................................................250.00
      Total....................................................$ 13,792.50


              INTEREST OF NAMED EXPERTS AND COUNSEL

      We are not aware of any expert or legal counsel named in this prospectus who will receive a direct or indirect substantial interest in the offering. Our counsel, Cindy Shy, P.C., has provided an opinion regarding the validity of the shares to be issued upon exercise of the warrants. Our financial statements for the fiscal years ended October 31, 2000 and 1999, have been audited by Rosenberg, Rich, Baker & Berman, Certified Public Accountants.
We have included our financial statements in this prospectus in reliance on Rosenberg, Rich, Baker & Berman's report, given on their authority as experts in accounting and auditing.


            COMMISSION'S POSITION ON INDEMNIFICATION
                   FOR SECURITIES ACT LIABILITY

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us, we have been informed that in the opinion of the Securities and Exchange Commission this type of indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      In the registration rights agreement we have agreed to indemnify each selling stockholder, its officers, directors and each person controlling them. We have agreed to reimburse each selling stockholder, for all costs and attorney's fees incurred in connection with investigation or defense of any action which arises out of or is based upon:
      . any untrue statement or alleged untrue statement of a material fact contained in any prospectus or any related registration statement incident to this registration; or
      . any omission or alleged omission to state a material fact required to be stated or necessary to make the statements not misleading;
      . however, we will not indemnify a selling stockholder if the untrue statement or omission, or alleged untrue statement or omission, was provided to Medi-Hut in writing by the selling stockholder for use in the preparation of any registration statement or prospectus.

      Each selling stockholder has agreed to indemnify and reimburse Medi-Hut, it officers and directors and persons who control Medi-Hut for any claims or actions based on a material misstatement or omission, or alleged untrue statement or omission, as described above. However, the selling stockholder is not required to indemnify Medi-Hut if the action or claim is related to our failure to supply a copy of the prospectus to a person to whom we are obligated to provide a copy.


                      AVAILABLE INFORMATION

       This prospectus does not contain all of the information in or attached as an exhibit to the registration statement. Investors should refer to the exhibits to the registration statement for the complete text. The registration statement and its exhibits may be inspected at the office of the SEC without charge. A copy of the registration statement, any post-effective amendment and exhibits may be accessed through the SEC's web site at http://www.sec.gov. Other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024 of the SEC's office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549. Additional updating information with respect to the securities covered by this prospectus may be provided in the future to purchasers by means of amendments to this prospectus.

       In addition, the information incorporated by reference is available to you without charge upon your written or oral request. Medi-Hut agrees to respond to your requests for the additional information within one business day of receipt of the request. Medi-Hut will send the copies of the document by first class mail or other equally prompt means. You must address your request to:

                        Investor Relations
                        Medi-Hut Co., Inc.
                       1935 Swarthmore Ave.
                   Lakewood, New Jersey 08701
                        _________________



          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      We have not had a change in, or disagreement, with our principal independent accountant during the past two fiscal years.

                       FINANCIAL STATEMENTS


Financial statements of Medi-Hut for the nine month period ended July 31, 2001 (unaudited)
      Condensed Interim Balance Sheet.................................... F-1
      Condensed Interim Statements of Operations......................... F-2
      Condensed Interim Statements of Cash Flows......................... F-3
      Notes.............................................................. F-4

Financial Statements of Medi-Hut for the years ended October 31, 2000 and 1999
      Independent Auditors' Report....................................... F-9
      Balance Sheets..................................................... F-10
      Statements of Operations........................................... F-11
      Statements of Stockholder's Equity................................. F-12
      Statements of Cash Flows........................................... F-13
      Notes.............................................................. F-15

                        Medi-Hut Co., Inc.
                 Condensed Interim Balance Sheet
                          July 31, 2001

 ASSETS

 CURRENT ASSETS
    Cash and Interest Bearing Deposits                        $   2,746,024
    Accounts Receivable                                           2,199,000
    Other Current Assets                                            578,517
                                                              --------------

 TOTAL CURRENT ASSETS                                             5,523,541

 PROPERTY AND EQUIPMENT, NET OF                                     515,741
    ACCUMULATED DEPRECIATION

 OTHER ASSETS
    Joint Venture Investment at Equity                            1,000,000
    Other Assets                                                    436,036
                                                              --------------

 TOTAL OTHER ASSETS                                               1,436,036
                                                              --------------

 TOTAL ASSETS                                                     7,475,318
                                                              ==============
 LIABILITIES AND STOCKHOLDERS' EQUITY

 CURRENT LIABILITIES
    Accounts Payable                                              1,721,792
    Other Current Liabilities                                       212,344
                                                              --------------

 TOTAL CURRENT LIABILITIES                                        1,934,136

 STOCKHOLDERS' EQUITY
    Common Stock                                                     13,184
    Additional paid in capital                                   12,578,649
    Notes Receivable on Exercised Warrants                       (3,993,750)
    Consultant Services to be Provided                           (2,106,000)
    Deferred Charges                                                (57,506)
    Retained (Deficit)/Earnings                                    (893,395)
                                                              --------------

 TOTAL STOCKHOLDERS' EQUITY                                       5,541,182
                                                              --------------

 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $   7,475,318
                                                              ==============




     See Notes to the Condensed Interim Financial Statements

                          **Unaudited**

                        Medi-Hut Co., Inc.
            Condensed Interim Statements of Operations


                      Three Months   Three Months  Nine Months   Nine Months
                      Ended          Ended         Ended         Ended
                      July 31, 2001  July 31, 2000 July 31, 2001 July 31, 2000
                      -------------- ------------- ------------- -------------

NET SALES             $   2,771,376  $  1,975,516  $  7,285,362  $  5,470,566

COST OF SALES             2,353,940     1,650,215     6,237,851     4,807,432
                      -------------- ------------- ------------- -------------

GROSS PROFIT                417,436       325,301     1,047,511       663,134

GENERAL &
 ADMINISTRATIVE             222,750       111,028       535,378       389,603
                      -------------- ------------- ------------- -------------

INCOME FROM OPERATIONS      194,687       214,273       512,134       273,531

OTHER INCOME                 36,318        15,670        51,672        43,172
                      -------------- ------------- ------------- -------------
INCOME BEFORE
 PROVISION FOR
 INCOME TAXES               231,005       229,943       563,805       316,703

PROVISION FOR
 INCOME TAXES                81,665        80,252       212,978        85,033
                      -------------- ------------- ------------- -------------

NET INCOME            $     149,340  $    149,691  $    350,827  $    231,670
                      ============== ============= ============= =============
EARNINGS PER
 COMMON SHARE         $        0.01  $       0.01  $       0.03  $       0.02
                      ============== ============= ============= =============
EARNINGS PER COMMON
 SHARE ASSUMING
 DILUTION             $        0.01  $       0.01  $       0.03  $       0.02
                      ============== ============= ============= =============
WEIGHTED AVERAGE
 COMMON SHARES
 OUTSTANDING             12,874,017    10,829,800    11,954,153    10,626,954
                      ============== ============= ============= =============
WEIGHTED AVERAGE
 COMMON SHARES
 OUTSTANDING
 ASSUMING DILUTION       12,874,017    11,205,726    11,954,153    10,878,493
                      ============== ============= ============= =============




     See Notes to the Condensed Interim Financial Statements

                          **Unaudited**

                        Medi-Hut Co., Inc.
            Condensed Interim Statements of Cash Flows



                                                 Nine Months    Nine Months
                                                 Ended July 31, Ended July 31,
                                                 2001           2000
                                                 -------------- -------------

Net Cash Provided (Used) by Operating Activities       (12,869)      353,644

Cash Flows from Investing Activities -

Investment in Joint Venture                         (1,000,000)            -
Purchase of marketable securities                   (1,850,000)            -
Purchase of other assets                              (400,000)     (146,627)
Purchase of equipment                                 (250,850)       (1,808)
                                                 -------------- -------------

Net Cash (Used) by Investing Activities             (3,500,850)     (148,435)


Cash Flows from Financing Activities -

Exercise of stock warrants                           1,512,500             -
Redemption of marketable securities                  2,250,000             -
Issuance of common stock                             1,995,000        34,793
                                                 -------------- -------------

Net Cash Provided by Financing Activities            5,757,500        34,793


Net Increase in Cash and Interest Bearing Deposits   2,243,781       240,002

Cash and Interest Bearing Deposits -
  Beginning of Period                                  502,243       392,518
                                                 -------------- -------------
Cash and Interest Bearing Deposits -
  End of Period                                  $   2,746,024  $    632,520
                                                 ============== =============


Schedule of Non-Cash Financing and Investing Activities

Notes Receivable of $3,993,750 were issued pertaining to the exercise of common stock purchase warrants outstanding



     See Notes to the Condensed Interim Financial Statements

                          **Unaudited**

                        Medi-Hut Co., Inc.
       Notes to the Condensed Interim Financial Statements
                          July 31, 2001

NOTE 1 - BASIS OF PRESENTATION

      The accompanying unaudited condensed interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine months ended July 31, 2001 and July 31, 2000 are not necessarily indicative of the results that may be expected for the years ended October 31, 2001 and October 31, 2000 respectively.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

     Medi-Hut Co., Inc. (the Company), is a company in the business of selling wholesale medical supplies. The Company was incorporated on November 22, 1982 in the State of New Jersey. On January 28, 1998, the Company entered into an Agreement and Plan of Reorganization (APR) with a public company Indwest, Inc. (Indwest), a Utah company incorporated on August 20, 1981 (formerly known as Gibraltor Energy, Gibraltor Group, Computermall of Philadelphia, Inc. and Steering Control Systems, Inc.) Pursuant to the APR, Medi-Hut's shareholders exchanged 100% of their common shares for 4,295,000 newly issued shares of Indwest on March 3, 1998.

     For accounting purposes, the acquisition has been treated as an acquisition of Indwest by Medi-Hut and a recapitalization of Medi-Hut. The historical financial statements prior to January 28, 1998 are those of Medi-Hut. Pro-forma information is not presented since the combination is considered a recapitalization. Subsequent to the exchange, Medi-Hut merged with Indwest whereby Medi-Hut ceased to exist and Indwest, the surviving corporation, changed its name to Medi-Hut Company, Inc. On February 2, 1998 Medi-Hut Company, Inc. changed its state of domicile from Utah to Delaware. The surviving corporation's operations are entirely those of the former and new Medi-Hut.

Accounts Receivable
     No reserve for doubtful accounts has been established since management believes that all accounts receivable are collectible in full.


                          **UNAUDITED**

                        Medi-Hut Co., Inc.
       Notes to the Condensed Interim Financial Statements
                          July 31, 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Deferred Charges
     Deferred charges are comprised of costs incurred by the Company for seeking small business loan financing. These charges will be amortized over the loan period when and if such financing is obtained or expensed in full should such financing not be obtained. No amortization expense has been recognized during the three months ended July 31, 2001 and July 31, 2000.

Depreciation
     Machinery and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes, which amounted to $31,257 and $144 for the three months ended July 31, 2001 and July 31, 2000 respectively. The estimated useful lives of the machinery and equipment assets for financial statement purposes are five years. The estimated useful lives of molds for financial statement purposes are three years. For income tax purposes, recovery of capital costs for machinery and equipment and molds are made using accelerated methods over the asset's class life. Repairs and maintenance expenditures, which do not extend the useful lives of the related assets are expensed as incurred.

Revenue Recognition
     Revenue from product sales is recognized at the time of shipment provided that the resulting receivable is deemed probable of collection.

Income Taxes
     In accordance with the provisions of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (SFAS No. 109"), deferred taxes are recognized for depreciation differences between book and tax methods and for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to realize.

Earnings Per Common Share
     Earnings per common share, in accordance with the provisions of Financial Accounting Standards Board No. 128, "Earnings per Share", is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period and the effect on the weighted average number of shares of dilutive common stock equivalents (warrants) if exercised.

Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                          **UNAUDITED**

                        Medi-Hut Co., Inc.
       Notes to the Condensed Interim Financial Statements
                          July 31, 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Securities Issued for Services
     The Company accounts for common stock and common stock purchase warrants issued for services by reference to the fair market value of the Company's stock on the date of stock issuance or warrant grant in accordance with Financial Accounting Standards Board Statement No. 123 "Accounting for Stock-Based Compensation. (FASB 123)" Compensation/consultant expense is recorded for the fair market value of the stock and warrants issued.

NOTE 3 - CONCENTRATIONS OF CREDIT AND BUSINESS RISK

     The Company maintains cash balances in a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $ 100,000 per account, of which the Company's accounts may, at times, exceed the federally insured limits.

     The Company provides credit in the normal course of business to customers located primarily in the northeastern portion of the U.S. The Company performs ongoing credit evaluations of its customers.

NOTE 4 - LINE OF CREDIT

     On January 31, 2001 the Company received a bank commitment on a $750,000
revolving line of credit under which the bank has agreed to make loans at   %
above the prime interest rate. The Company's business assets secure the note. As of July 31, 2001 and July 31, 2000 there were $ 0 outstanding on the line of credit.

NOTE 5 - STOCKHOLDERS' EQUITY TRANSACTIONS

     On October 1, 2000 the Company executed an agreement for public relations services to be provided. The original terms of the agreement required cash payments of $100,000 per month, totaling $1,200,000 and 600,000 warrants entitling the holder to an exercise price of $5.00 per share. The requirements of the agreement were amended to provide no cash payments and the 600,000 warrants to be adjusted to an exercise price of $2.50 per share and an extension of the service trial period to August 1, 2001. The warrants have full vesting rights upon issuance and an expiration date of October 1, 2001. The warrants were exercised in full in May 2001 and a note receivable was issued for $1,500,000.

     On December 18, 2000, 100,000 warrants were exercised by a warrant holder totaling $300,000 of proceeds to the Company and the issuance of 100,000 shares of common stock.

     On January 5, 2001 the Company issued 4,000 shares of common stock valued at $18,000 to an insurance company in exchange for a Directors and Officer's liability policy.

                          **UNAUDITED**

                        Medi-Hut Co., Inc.
       Notes to the Condensed Interim Financial Statements

NOTE 5 - STOCKHOLDERS' EQUITY TRANSACTIONS, Continued

     On January 31, 2001, 700,000 warrants were exercised by two different warrant holders totaling $1,212,500 of proceeds to the Company and the issuance of 700,000 shares of common stock.

     On February 1, 2001, the Company sold 475,000 units to an investor in accordance with the provisions of Section No. 4(2) and Regulation D of the Securities Act of 1933. Each unit had a price of $4.20 and was comprised of one share of the Company's common stock and one warrant to purchase a share of common stock in the Company, exercisable for a period of five years. The aforementioned warrants grant the investor or holder the right to purchase one additional share at a price of $5.25 per share. The warrants were exercised in full in June 2001 and a note receivable was issued for $2,493,750.

NOTE 6 - INVESTMENTS

     On November 16, 2000 the Company entered into a joint venture agreement with a South Korean company whereby Medi-Hut shall contribute $1,000,000 for a 44% interest in the entity. The Korean Government approved the registration of the new entity on February 15, 2001. The entity will provide a facility for the production of the Company's patented safety syringe and allow for better control over the manufacturing and distribution process.



                          **UNAUDITED**

                      Medi-Hut Company, Inc.

                       Financial Statements

               October 31, 2000 and 1999 (Restated)

                          Rosenberg Rich
                           Baker Berman
                          --------------
                            & Company
                          --------------
                  A Professional Association of
                   Certified Public Accountants
   380 Foothill Road * PO Box 6483 * Bridgewater NJ 08807-0483
Phone: 908-231-1000 * Fax: 908-231-6894 * E-mail: rrbb@net-lynx.com


                   Independent Auditors' Report



To the Board of Directors and Stockholders of Medi-Hut Company, Inc.

We have audited the balance sheets of Medi-Hut Company, Inc. as of October 31, 2000 and 1999 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medi-Hut Company, Inc. as of October 31, 2000 and 1999, and the results of its operations, and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
December 20, 2000

                      Medi-Hut Company, Inc.
                          Balance Sheets



                                                           October 31,
                                                   ---------------------------
                                                        2000         1999
                                                   ------------- -------------
                                                                  (Restated)
    Assets

Current Assets
  Cash                                             $    502,243  $    384,733
  Marketable securities                                 400,000       900,000
  Accounts receivable                                   863,597       496,805
  Inventory                                             238,808        28,975
  Prepaid expenses                                        3,984         2,188
  Deferred consulting fees                              900,000             -
                                                   ------------- -------------
    Total Current Assets                              2,908,632     1,812,701
                                                   ------------- -------------

Machinery and Equipment                                  29,124        27,316
Molds                                                   154,800             -
Less:  Accumulated Depreciation                         (40,789)      (27,316)
                                                   ------------- -------------

    Net Machinery and Equipment and Molds               143,135             -

Deposit on equipment                                    183,267             -
Deferred consulting fees, net of current portion        300,000             -
Capitalized Cost Reduction, net of accumulated
   amortization of $4,796 and $4,164, respectively            -           632
Patent and Licensing Costs, net of accumulated
   amortization of $8,018 and $6,334, respectively       37,264        25,867
                                                   ------------- -------------

    Total Assets                                      3,572,298     1,839,200
                                                   ============= =============

    Liabilities and Stockholders' Equity

Current Liabilities
  Accounts payable and accrued expenses                 753,780       477,594
  Deferred consulting payable                           900,000             -
  Income taxes payable                                   45,540             -
  Deferred income taxes payable                          17,124             -
                                                   ------------- -------------
    Total Current Liabilities                         1,716,444       477,594
Deferred consulting payable, net of current portion     300,000             -
                                                   ------------- -------------
    Total Liabilities                                 2,016,444       477,594
                                                   ------------- -------------
Stockholders' Equity
  Common stock, voting $.001 par value; 100,000,000
   shares authorized; 10,829,800 and 10,822,800
   shares issued and outstanding, respectively           10,830        10,823
  Additional paid-in capital                          4,887,753     2,827,967
  Consultant services to be provided                 (2,041,000)      (13,708)
  Deferred charges                                      (57,506)      (20,713)
  Retained earnings (deficit)                        (1,244,223)   (1,442,763)
                                                   ------------- -------------
    Total Stockholders' Equity                        1,555,854     1,361,606
                                                   ------------- -------------

    Total Liabilities and Stockholders' Equity     $  3,572,298  $  1,839,200
                                                   ============= =============


See notes to the financial statements.

                      Medi-Hut Company, Inc.
                     Statements of Operations

                                                      Year Ended October 31,
                                                   ---------------------------
                                                         2000         1999
                                                   ------------- -------------
                                                                   (Restated)

Net Sales                                          $  8,130,696  $  4,758,268
                                                   ------------- -------------

Cost of Goods Sold
  Beginning inventory                                    28,500        38,739
  Net Purchases                                       7,593,591     4,251,205
  Custom fees/freight                                    13,060         6,394
                                                   ------------- -------------
     Cost of Goods Available for Sale                 7,635,151     4,296,338

Less:  Ending Inventory                                 238,808        28,975
                                                   ------------- -------------

     Cost of Goods Sold                               7,396,343     4,267,363
                                                   ------------- -------------

Gross Profit                                            734,353       490,905

Selling, General and Administrative Expenses            498,835       581,346
                                                   ------------- -------------

Income (Loss) from Operations                           235,518       (90,441)
                                                   ------------- -------------
Other Income (Expense)
  Interest income                                        62,146         8,109
  Interest expense                                            -        (4,554)
                                                   ------------- -------------
     Total Other Income (Expense)                        62,146         3,555
                                                   ------------- -------------

Income (Loss) Before Provision for Income Taxes         297,664       (86,886)
Provision for Income Taxes                               62,664           300
                                                   ------------- -------------

Net Income (Loss)                                  $    235,000  $    (87,186)
                                                   ============= =============
Earnings (Loss) per Common Share                   $       0.02  $      (0.01)
                                                   ============= =============
Earnings (Loss) per Common Share-assuming dilution $       0.02  $      (0.01)
                                                   ============= =============


See notes to the financial statements.

                      Medi-Hut Company, Inc.
                Statement of Stockholders' Equity
         Period from October 31, 1998 to October 31, 2000

                                         Common Stock
                                         (No Par Value
                                         Prior to                      Consultant
                           Common        Recapitalization) Additional  Services                Retained
                           Shares        ($.001 Par        Paid-In     To Be         Deferred  Earnings
                           Issued        Value)            Capital     Provided      Charges   (Deficit)    Total
                           ------------- ----------------  ----------- ------------- --------- ------------ -----------
Balances, October 31, 1998    8,272,800  $         8,273   $  934,767  $          -  $      -  $  (564,345) $  378,695

Issuance of Common Shares
 Pursuant to a Private
 Placement Memorandum

   Shares Issued at
   discounted market value    2,200,000            2,200    1,854,050             -         -            -   1,856,250

   Dividend related to the
   difference between the
   issue price and
   discounted market value            -                -            -             -         -     (866,250)   (866,250)

Issuance of Warrants for
 Services Provided                    -                -       23,500       (23,500)        -            -           -

Funds expended for
 Deferred Charges                     -                -            -             -   (20,713)           -     (20,713)

Amortization of
 Consultant Services                  -                -            -         9,792         -            -       9,792

Net (Loss) Year Ended
 October 31, 1999
 (Restated)                           -                -            -             -         -      (87,186)    (87,186)
                           ------------- ----------------  ----------- ------------- --------- ------------ -----------
Balances, October 31, 1999   10,472,800           10,473    2,812,317       (13,708)  (20,713)  (1,517,781)  1,270,588

Issuance of Common Shares
 Pursuant to the acquisition
 of Vallar Consulting Group     350,000              350       15,650             -         -       75,018      91,018
                           ------------- ----------------  ----------- ------------- --------- ------------ -----------
Balances, October 31, 1999
 (as Restated)               10,822,800           10,823    2,827,967       (13,708)  (20,713)  (1,442,763)  1,361,606

Dissolution of Vallar
 Consulting Group                     -                -      (16,000)            -         -      (36,460)    (52,460)

Funds expended for
 Deferred Charges                     -                -            -             -    (2,000)           -      (2,000)

Stock issued to non-employee
 for deferred charges             7,000                7       34,786             -   (34,793)           -           -

Issuance of Warrants and
 Payment Agreement for
 Services to be Provided              -                -    2,041,000    (2,041,000)        -            -           -

Amortization of
 Consultant Services                  -                -            -        13,708         -            -      13,708

Net Income Year Ended
 October 31, 2000                     -                -            -             -         -      235,000     235,000
                           ------------- ----------------  ----------- ------------- --------- ------------ -----------
Balances, October 31, 2000   10,829,800  $        10,830   $4,887,753  $ (2,041,000) $(57,506) $(1,244,223) $1,555,854
                           ============= ================  =========== ============= ========= ============ ===========


See notes to the financial statements.
                                      F-12


                        Medi-Hut Company, Inc.
                       Statements of Cash Flows

                                                                   Year Ended October 31,
                                                               -----------------------------
                                                                      2000         1999
                                                               -------------- --------------
                                                                                  (Restated)
Cash Flows From Operating Activities
Net Income (Loss)                                              $     235,000  $     (87,186)
Adjustments to Reconcile Net Income (Loss) to Net Cash
 Provided (Used) by Operating Activities:
  Depreciation and amortization                                       15,789          2,821
  Amortization of prepaid consulting expense                          13,708         26,625
  Deferred income taxes                                               17,124              -
  Dissolution of Vallar Consulting Group                             (62,675)             -
Decrease (Increase) in Assets
  Accounts receivable                                               (366,792)      (231,428)
  Inventory                                                         (209,833)         9,764
  Prepaid expenses                                                    (1,796)         2,320
Increase (Decrease) in Liabilities
  Accounts payable and accrued expenses                              276,186        447,949
  Income taxes payable                                                45,540              -
                                                               -------------- --------------
     Net Cash Provided(Used) by Operating Activities                 (37,749)       170,865
                                                               -------------- --------------

Cash Flows From Investing Activities
  Cash acquired from acquisition of Vallar                            10,215              -
  Purchases of marketable securities                                       -       (900,000)
  Redemption of marketable securities                                500,000              -
  Cash paid for molds and equipment                                 (156,608)             -
  Cash paid for patent and licensing costs                           (13,081)             -
  Cash paid for deposit on equipment                                (183,267)             -
                                                               -------------- --------------
     Net Cash Provided (Used) by Investing Activities                157,259       (900,000)
                                                               -------------- --------------

Cash Flows From Financing Activities
  Proceeds from sale of common stock                                       -        998,500
  Repayment of lines of credit                                             -        (39,195)
  Cash paid for deferred charges                                      (2,000)       (20,713)
                                                               -------------- --------------
    Net Cash Provided (Used)by Financing Activities                   (2,000)       938,592
                                                               -------------- --------------

Net Increase in Cash                                                 117,510        209,457
Cash at Beginning of Period                                          384,733        175,276
                                                               -------------- --------------
Cash at End of Period                                          $     502,243  $     384,733
                                                               ============== ==============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
   Cash Paid During the Period for:
     Interest                                                  $           -  $       4,554
                                                               ============== ==============
     Income taxes                                              $         300  $         300
                                                               ============== ==============




See notes to the financial statements.
                                 F-13


                        Medi-Hut Company, Inc.
               Statements of Cash Flows, Continued

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES

Common stock purchase warrants ($2,041,000) and a payment schedule ($1,200,000) were issued by the Company during 2000 for consultant services to be provided totaling $3,241,000.

Common stock purchase warrants were issued by the Company during 1999 for consultant services to be provided amounting to $23,500.

Common stock dividends amounting to $866,250 during 1999 were recognized as to the difference between the average high/low market price and issue price of the 2,200,000 common shares issued in accordance with the private placement memorandum.

Common stock was issued in 2000 for deferred charges amounting to $34,793.

The Company acquired Vallar Consulting Group in a business combination accounted for under the pooling of interests method during 2000:

        Assets           $  74,690
        Liabilities         (6,611)
        Equity             (78,294)
        Cash Received    $  10,215

See notes to the financial statements

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Medi-Hut Company, Inc. ("Medi-Hut" or "the Company"), a company in the business of selling wholesale medical supplies, was originally incorporated in the State of New Jersey on November 22, 1982. On January 28, 1998, the Company entered into an Agreement and Plan of Reorganization (APR) with a public company Indwest, Inc. (Indwest), a Utah company incorporated on August 20, 1981 (formerly known as Gibraltor Energy, Gibraltor Group, Computermall of Philadelphia, Inc. and Steering Control Systems, Inc.). Pursuant to the APR, Medi-Hut's shareholders exchanged 100% of their common shares for 4,295,000 newly issued shares of Indwest on March 3, 1998.

For accounting purposes, the acquisition has been treated as an acquisition of Indwest by Medi-Hut and a recapitalization of Medi-Hut. The historical financial statements prior to January 28, 1998 are those of Medi-Hut. Pro-forma information is not presented since the combination is considered a recapitalization. Subsequent to the exchange, Medi-Hut merged with Indwest whereby Medi-Hut ceased to exist and Indwest, the surviving corporation, changed its name to Medi-Hut Company, Inc. On February 2, 1998, Medi-Hut Company, Inc. changed its state of domicile from Utah to Delaware. The surviving corporation's operations are entirely those of the former and new Medi-Hut.

Acquisition of Vallar Consulting Group and Restatement

On April 4, 2000, the Company acquired Vallar Consulting Group (Vallar) in a business combination accounted for as a pooling of interests. Vallar Consulting Group, which engages in the sales of medical supplies, became a wholly owned subsidiary of the Company through the exchange of 350,000 restricted shares of the Company's common stock for all of the outstanding stock of Vallar Consulting Group. Vallar was subsequently dissolved and all the assets, liabilities and equity was recorded on the books of Medi-Hut. The accompanying financial statements for October 31, 2000 and 1999 are based on the assumption that the companies were combined for the years ended October 31, 2000 and 1999 and financial statements of prior years have been restated to give effect to the combination.

The following is a reconciliation of the amounts of net sales and net income
(loss) previously reported for the year ended October 31, 1999 with restated amounts:


  Net Sales
    As previously reported      $     1,272,419
    Vallar Consulting Group           3,485,849
                                ----------------
      As Restated               $     4,758,268
                                ================
  Net Income (Loss)
    As previously reported      $       (74,462)
    Vallar Consulting Group             (12,724)
                                ----------------
      As Restated               $       (87,186)
                                ================

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Investments in Marketable Securities

The Company invests in debt securities which are classified at the date of purchase as held-to-maturity securities. Held-to-maturity securities are reported at amortized cost, as the Company has both the ability and intent to hold such securities until maturity.

Accounts Receivable

No reserve for doubtful accounts has been established since management believes that all accounts receivable are collectible in full.

Inventory

Inventory is stated at the lower of cost (determined on a first-in, first-out basis) or market. Market values represent the lower of replacement cost or estimated net realizable value.

Deferred Charges

Deferred charges are comprised of costs incurred by the Company for seeking small business loan financing. These charges will be amortized over the loan period when and if such financing is obtained or expensed in full should such financing not be obtained. No amortization expense has been recognized during the years ended October 31, 2000 and 1999.

Depreciation

Machinery and equipment are stated at cost. Depreciation is computed using the straight line method for financial reporting purposes which amounted to $13,473 and $263 for the years ended October 31, 2000 and 1999 respectively. The estimated useful lives of the machinery and equipment assets for financial statement purposes are five years. The estimated useful lives of molds for financial statement purposes are three years. For income tax purposes, recovery of capital costs for machinery and equipment and molds are made using accelerated methods over the asset's class life. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Amortization

The capitalized cost reduction on the auto lease is being amortized over the life of the lease (24 months). Total amortization for the years ended October 31, 2000 and 1999 was $632 and $948, respectively.

Research and Development

The only research and development costs incurred relate to patent and licensing costs which are being amortized over their remaining useful lives of 20 years on a straight line basis beginning on the patent application dates. Total amortization for the years ended October 31, 2000 and 1999 was $1,685 and $1,610, respectively.

Revenue Recognition

Revenue from product sales is recognized at the time of shipment provided that the resulting receivable is deemed probable of collection.

Income Taxes

In accordance with the provisions of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (SFAS No. 109"), deferred taxes are recognized for depreciation differences between book and tax methods and for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to realized.

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Issued for Services

The Company accounts for common stock and common stock purchase warrants issued for services by reference to the fair market value of the Company's stock on the date of stock issuance or warrant grant in accordance with Financial Accounting Standards Board Statement No. 123 "Accounting for Stock-Based Compensation. (FASB 123)" Compensation/consultant expense is recorded for the fair market value of the stock and warrants issued.

NOTE 2 - CONCENTRATIONS OF CREDIT AND BUSINESS RISK

The Company maintains cash balances in a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000 per account, of which the Company's accounts may, at times, exceed the federally insured limits.

The Company provides credit in the normal course of business to customers located primarily in the northeastern portion of the U.S. The Company performs ongoing credit evaluations of its customers.

NOTE 3 - MARKETABLE SECURITIES

Cost and fair value of the Company's investments in Held-to-maturity debt securities are as follows:

                                                 October 31,
                                              2000          1999
                                        -------------- --------------
      Amortized Cost                    $     400,000  $     900,000
      Gross Unrealized Gains/Losses                 -              -
                                        -------------- --------------
      Fair Value                        $     400,000  $     900,000
                                        ============== ==============

The debt securities held at October 31, 2000 are due November 30, 2000, have a fixed interest rate of 6.49% per annum and are unsecured. The debt securities held at October 31, 1999 were due between November 24, 1999 to November 26, 1999, had a fixed interest rate of 5.26% and 5.29% per annum and are unsecured.

The amortized costs and fair values of debt securities Held-to-maturity at October 31, 2000 and 1999 by expected maturity are all due in one year or less.

NOTE 4 - INVENTORY

Inventory consists of purchased finished goods which totaled $238,808 and $28,975 at October 31, 2000 and October 31, 1999 (Restated), respectively.

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 5 - LINES OF CREDIT

On October 10, 1997, the Company obtained a $150,000 revolving line of credit under which the bank has agreed to make loans at 3% above the prime interest rate. The line expired on October 10, 2000 but was renewed until October 10, 2001 and may be used to support and finance the Company's commercial foreign letters of credit. As of October 31, 2000 and October 31, 1999, there were $0 outstanding on this line of credit.

At October 31, 2000 and 1999, the Company had a $0 open letters of credit.

Also on October 10, 1997, the Company obtained a $50,000 working capital line of credit under which the bank has agreed to make loans at 2% above the prime interest rate. The line expired on August 30, 2000, but was renewed until August 30, 2001. As of October 31, 2000 and October 31, 1999, there were no amounts outstanding on this line of credit, respectively.

Both lines of credit are secured by all of the Company's assets and personal guarantees of the Company's officers.

NOTE 6 - OPERATING LEASE COMMITMENTS

The Company leases certain office and warehouse space (90 days cancelable) and an automobile under operating leases.

The following is a schedule of future minimum rental payments (exclusive of common area charges) required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of October 31, 2000.

         Year Ending October 31,
             2001                             $   6,697
             2002                                 6,697
             2003                                 2,789
                                              ---------
             Total minimum payments required  $  16,183
                                              =========

Rent expense for the years ended October 31, 2000 and 1999 (Restated) amounted to $27,347 and $27,713, respectively.

The office and warehouse lease contain provisions for contingent rental payments based upon increases in taxes, insurance and common area maintenance expense.

NOTE 7 - EARNINGS (LOSS) PER COMMON SHARE

Earnings (loss) per common share in accordance with the provisions of Financial Accounting Standards Board No. 128, "Earnings per Share", is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Common stock equivalents (warrants) have not been included in this computation as of October 31, 1999 since the effect would be anti-dilutive. At October 31, 2000, the following amounts were used in computing earnings per share and the effect on the weighted average number of shares of dilutive potential common stock. The number of shares used in the calculations for October 31, 2000 reflect of the common stock equivalents (warrants) if exercised:

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 7 - EARNINGS (LOSS) PER COMMON SHARE, Continued

                                              Year Ended October 31,
                                            ---------------------------
                                               2000          1999
                                            ------------- -------------
                                                           (Restated)
Weighted average number of common shares
  used in basic EPS                           10,679,013     9,159,238
Effect of Dilutive Securities:
  Warrants                                     1,400,000             -
                                            ------------- -------------
Weighted average number of common shares
 and dilutive potential common stock used
 in EPS - assuming dilution                   12,079,013     9,159,238
                                            ============= =============

NOTE 8 - WARRANTS/DEFERRED CONSULTING FEES/CONSULTANT SERVICES TO BE PROVIDED

Pursuant to a one year consulting agreement beginning on March 2, 1998 for public relations services, the Company issued common stock purchase warrants as follows:
                         Exercise
                         Price        Exercise Term
                No. of   Per      ---------------------------
Date of Grant   Shares   Share    Start         Expiration     Vesting Rights
--------------  -------- -------- ------------- ------------- --------------
March 2, 1998    50,000  $ 3.00   March 2, 1998 March 2, 2001  Upon Issue
March 2, 1998    50,000    3.50   March 2, 1998 March 2, 2001  Upon Issue
March 2, 1998    50,000    4.00   March 2, 1998 March 2, 2001  Upon Issue
March 2, 1998    50,000    5.00   March 2, 1998 March 2, 2001  Upon Issue

Pursuant to another one year consulting agreement on June 1, 1999 for public relations services, the Company additionally issued the following warrants:

                         Exercise
                         Price        Exercise Term
                No. of   Per      ---------------------------
Date of Grant   Shares   Share    Start         Expiration    Vesting Rights
--------------  -------- -------- ------------- ------------- --------------
June 1, 1999     125,000 $  0.50  June 1, 1999  June 1, 2002  Upon Issue
June 1, 1999     125,000    0.75  June 1, 1999  June 1, 2002  Upon Issue
June 1, 1999     125,000    1.00  June 1, 1999  June 1, 2002  Upon Issue
June 1, 1999     125,000    1.25  June 1, 1999  June 1, 2002  Upon Issue

On October 1, 2000, the Company executed an additional 16 month agreement for public relations services to be provided that requires cash payments of $100,000 per month, totaling $1,200,000 beginning February 1, 2001. Moreover, 600,000 warrants have also been included as part of the agreement which entitles the holder to an exercise price of $5.00 per share, full vesting rights upon issuance and an expiration date of October 1, 2005. The Company has a four month trial period in which the entire agreement may be rendered null and void by the Company up to February 1, 2001 at which time, should the agreement continue in effect, straight-line amortization of the Deferred Consulting Fees and Consultant Services to be Provided will begin and extend over a twelve month period.

On October 18, 2000, the Company issued to a consultant 100,000 warrants for future services to be provided over a three year period. The exercise price is $3.00 per share, full vesting rights upon issuance and an expiration date of October 18, 2003.

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 8 -WARRANTS/DEFERRED CONSULTING FEES/CONSULTANT SERVICES TO BE PROVIDED. Continued

Consultant expense of $20,883 and $26,625 for the years ended October 31, 2000 and 1999, respectively, has been recorded in accordance with FASB Statement No. 123 as a part of selling, general and administrative expenses. The fair value of each warrant issued is estimated on the grant date using the black scholes pricing model with the following weighted-average assumptions used for grants for the years ended October 31, 2000 and 1999; dividend yield of 0%, risk-free interest of 5%, and expected lives of 3-5 years for the warrants. Warrants issued for consultant services to be provided have been valued at $2,041,000 and $23,500 at October 31, 2000 and 1999, respectively, and are reflected as contra equity accounts on the balance sheets.

At October 31, 2000 and 1999, there were 1,400,000 and 700,000 shares eligible for exercise, respectively, at prices ranging from $.50 to $5.00 per share. The weighted average remaining contractual life of the warrants is one year,3 months and 2 years, respectively, for the years ended October 31, 2000 and 1999. The weighted average exercise price of the warrants is $3.22 and $1.73, respectively, for the years ended October 31, 2000 and 1999.

NOTE 9 - MAJOR CUSTOMERS

For the years ended October 31, 2000 and 1999 (Restated), the Company had six major customers, sales to which represented approximately 78% ($6,323,926) and 61% ($2,909,814), respectively, of the Company's revenues. The Company had accounts receivable balances due from these customers of $633,686 and $345,753 at October 31, 2000 and October 31, 1999 (Restated), respectively. The loss of these customers would have a materially adverse effect on the Company.

The following indicates the revenues from each of the major customers:

                                                  Year Ended October 31,
                                              ----------------------------
                                                 2000           1999
                                              -------------- -------------
                                                              (Restated)

   Major Customer #1                          $     402,109  $    341,492
   Major Customer #2                                279,887       307,608
   Major Customer #3                              2,287,981       297,906
   Major Customer #4                              1,060,199       620,453
   Major Customer #5                              1,058,089       619,218
   Major Customer #6                              1,235,661       723,137
                                              -------------- -------------
   Total                                      $   6,323,926  $  2,909,814
                                              ============== =============
NOTE 10 - RELATED PARTY TRANSACTIONS

Accounting services of $23,302 and $5,635 for years ended October 31, 2000 and 1999, respectively, were provided by a firm of which certain individuals in that firm are shareholders/directors of the Company.

NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash, Accounts Receivable, Accounts Payable and Lines of Credit

The carrying amount approximates fair value because of the short maturity of these instruments.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimate.

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 12 - INCOME TAXES

The income tax provision (benefit) is comprised of the following:

                                           Federal      State      Total
                                         ------------ ----------- ------------
Year Ended October 31, 2000
  Current                                $    37,001  $    8,539  $    45,540
  Deferred                                    13,913       3,211       17,124
                                         ------------ ----------- ------------
                                         $    50,914  $   11,750  $    62,664
                                         ============ =========== ============
Year Ended October 31, 1999
  Current                                $         -  $      300  $       300
  Deferred                                         -           -            -
                                         ------------ ----------- ------------
                                         $         -  $      300  $       300
                                         ============ =========== ============

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate entirely to net operating loss carryforwards for both Federal and State income tax purposes in 1999 and depreciation differences in 2000.

The differences between income tax provision (benefit) in the financial statements and the tax expense (benefit) computed at the U.S. Federal Statutory rate are as follows:


                                                       October 31,
                                              ----------------------------
                                                    2000         1999
                                              ------------- --------------
      Federal statutory rate                           39%              -
      State tax rate                                    9%              -
      Depreciation                                    (27%)             -
      Benefit from net operating loss
       carryforwards                                    -             (15)%
      Valuation allowance                               -              15 %
                                              ------------- ---------------
      Effective tax rate                               21%              -
                                              ============= ===============

The Company's total deferred tax (attributable to depreciation differences in 2000 and net operating loss carry forwards in 1999) and valuation allowance at October 31, 2000 is as follows:

                                                      October 31,
                                              ---------------------------
                                                   2000           1999
                                              ------------- -------------
    Deferred tax asset                        $          -  $     15,000
    Deferred tax liability                         (17,124)            -
    Less valuation allowance                             -       (15,000)
                                              ------------- -------------
       Net deferred tax asset (liability)     $    (17,124) $          -
                                              ============= =============

The change in the valuation allowance amounted to $15,000 and $12,000 for the years ended October 31, 2000 and 1999, respectively.

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 13 - SUBSEQUENT EVENTS

On November 16, 2000, the Company entered into a joint venture agreement with a South Korean company whereby Medi-Hut shall contribute $1,000,000 for a 44% interest in the anticipated entity. The joint venture formation is subject to approval by the South Korean government. The new entity will provide a facility for production of the Company's patented safety syringe and allow for better control over the manufacturing and distribution process.

On November 30,2000, the Company entered into an agreement to issue and sell 475,000 units to an investor in accordance with the provisions of Section 4(2) and Regulation D of the Securities Act of 1933. Each unit will have a price of $4.20 and shall be comprised of one share of the Company's common stock and one warrant to purchase a share of common stock in the Company which shall be exercisable beginning on the closing date of the transaction and extend over a five year period thereafter and shall grant to the investor or holder the right to purchase one additional share of the Company's common stock at a price of $5.25 per share. If this transaction had occurred prior to the October 31, 2000 balance sheet date, the weighted average of common shares outstanding for purposes of calculating earnings per share-assuming dilution would have increased by 950,000 common shares to 13,029,013 resulting in no change to the presently calculated $.02 earnings per share-assuming dilution.

On December 18, 2000, 100,000 warrants were exercised by a warrant holder totaling $300,000 of proceeds to the Company and the issuance of 100,000 shares of common stock.

                                                            __________

                                                            PROSPECTUS
                                                            __________
               * * *

We have not authorized any dealer, salesman or any other person to give any information or to make any representations not contained in this prospectus. Any information or representation not contained in this prospectus must not be relied upon as having been authorized by Medi-Hut.

               __________                             Medi-Hut Co., Inc.

           TABLE OF CONTENTS
                                      Page
Prospectus Summary......................3           1,850,000 Common Shares
Risk Factors............................4
Use of Proceeds.........................5
Market for Common Equity ...............5
Management's Discussion and Analysis....7
Our Business ..........................12
Property...............................16
Legal Proceedings......................16
Management ............................17
Principal Stockholders.................20
Selling Stockholders ..................21              December 12, 2001
Description of Securities .............24
Plan of Distribution...................24
Interest of Named Experts and Counsel..25
Commission Position on Indemnification
 For Securities Act Liability..........25
Available Information .................26
Changes In and Disagreements With
 Accountants...........................26
Index to Financial Statements..........27